BROWN SHOE COMPANY, INC.



ARIS
P.E.
2-1-03

APR 17 2003

1-2191

fashion IMPACT

ANNUAL REPORT 2002

PROCESSED
APR 21 2003
THOMSON
FINANCIAL



BROWN SHO

IMPACT.

Improved performance and competitive transformation

FINANCIAL HIGHLIGHTS

(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)	FISCAL YEAR 2002	FISCAL YEAR 2001	FISCAL YEAR 2000
RESULTS OF OPERATIONS			
Net sales	$ 1,841,443	$ 1,755,848	$ 1,684,859
Net earnings (loss)	45,172	(3,962)	36,365
Earnings before nonrecurring charges and recoveries	43,957	28,257	36,365
PER SHARE OF COMMON STOCK			
Net earnings (loss)	$ 2.52	$ (.23)	$ 2.04
Earnings before nonrecurring charges and recoveries	2.45	1.61	2.04
Dividends paid	.40	.40	.40
Return on shareholders' equity	17.6%	(1.5%)	14.5%
FINANCIAL POSITION			
Total assets	$ 705,348	$ 700,470	$ 740,069
Net cash provided from operations	103,735	21,063	6,431
Debt to total capital ratio	34.0%	45.7%	45.8%
Shareholders' equity	296,607	256,656	269,972

NET SALES
($ billions)



EARNINGS AND DIVIDENDS PER SHARE



*2001 Net loss per share, including nonrecurring charges of $1.84, was $0.23
*2002 Net earnings per share, including recovery of nonrecurring charges of $0.07, was $2.52

SALES SEGMENTED BY DISTRIBUTION CHANNEL

Famous Footwear–918 stores
Largest retailer of brand-name, value-priced footwear for the family



No. 2 supplier of women's branded footwear to the department store channel

Naturalizer–389 stores
Showcase for Naturalizer brand in the United States and Canada

No. 1 outside footwear supplier to mass merchants



Ronald A. Fromm
Chairman, President and Chief Executive Officer

THE CONTINUING, POWERFUL INFLUENCE OF FASHION IS THE GUIDING FORCE BEHIND ALL THAT WE DO. BUILDING VITAL, RELEVANT BRANDS. REINVIGORATING OUR RETAIL BUSINESSES. IT'S MORE THAN FASHION. IT'S FASHION IMPACT.

to our shareholders, partners and employees:

Fiscal 2002 was a truly outstanding year for our company. As our wholesale brands increased market share, we also achieved dramatic improvements in the operations of our Famous Footwear and Naturalizer retail chains. These gains, together with a leaner operating platform, enabled us to post earnings of $45.2 million for the year. Factoring out nonrecurring gains in 2002 and a nonrecurring loss in 2001, our net earnings rose 56 percent, and our net earnings per share rose 52 percent.

And while we've come a long way, we still have much further to go . . .

WHOLESALE BRANDS: NATURALIZER AND LIFESTRIDE



Although our work to unlock our company's profit potential was clearly validated by 2002 results, the operating environment was far from optimal. Like nearly every other retailer last year, we ran into the headwind of a difficult economy. Traffic in our Famous Footwear stores was again down. And as we face the geopolitical uncertainties of 2003, we know rebuilding retail traffic is our most important challenge.

But we won't sit back and wait for traffic to appear. In 2003, we'll make major investments in our company to ensure that the results achieved in 2002 are just the prelude to sustained growth. We will balance our efforts between near-term earnings growth *and* investing in initiatives to build our traffic and brands for the long-term. In wholesale and in retail, our methodology will be the same: concentrate first on having the right footwear; concentrate next on putting that footwear into the right stores, with a great in-store presentation; then tell the customer.

Our confidence for the future has been increased by our results in 2002. They surpassed expectations. Project IMPACT delivered more, and at a faster pace, than we had thought possible.

We have written about Project IMPACT before. The name stands for Improved Performance and Competitive Transformation. For customers, that means a series of initiatives that result in improved style, service and value. For shareholders, it means initiatives that lead to lower expenses, higher margins, increased earnings and greater return on investment.

Our Project IMPACT successes were wide-ranging. For example, we cut our base level of inventory at Famous Footwear by 20 percent, saved $8 million last year in carrying costs, and simultaneously freshened our product assortments. We improved our consumer-focused footwear design processes to win more market share for our wholesale business. We established a Shared Services platform for many back office functions, eliminating redundant infrastructure. In addition, we improved the profitability of our Naturalizer chain by closing about 100 under-performing stores in the U.S.

In short, we began creating a fundamentally better platform, and we saw immediate dividends. Our balance sheet strengthened – with total debt to capitalization improving to 34.0 percent from 45.7 percent a year earlier. Our market share increased in nearly all channels where we compete. And we started 2003 with a real feeling of energy and excitement, because our teams have seen the proof that our strategy works.

HERE'S HOW WE MADE THOSE THINGS HAPPEN IN 2002, AND HERE'S HOW WE PLAN TO

FAMOUS FOOTWEAR STORES: "BRAND NAME SHOES FOR LESS"







division reports

Famous Footwear. In the last 18 months, this division, our largest, has undergone a change of management and undertaken many key Project IMPACT initiatives. With 918 stores, Famous Footwear is the nation's largest retailer of brand-name, value-priced footwear for the family. Our goal is to make it the *dominant* retailer of brand-name, value-priced footwear in every market where we compete.

To get there, we stepped up our research to better understand our customers and their buying habits. We made it our objective to sell more shoes to the "Fashion Value" customer – who balances her love of shopping for fashion with her desire for value – while continuing to serve our core customer, who shops us mainly for brand names at great prices. Toward that end, we reengineered our buying processes to lower inventory and freshen our product mix. We focused on improving our assortment of junior and fashion brands as well as having additional key athletic styles. We also launched a program to reconfigure our stores, giving them a cleaner, more open look – by the end of fiscal 2003, we will have retrofitted 400 of them.

The result: a turnaround in progress. Sales hit a record $1.075 billion, a 2.9 percent increase. But same-store sales slipped 1.3 percent, directly reflecting lower traffic counts through most of the year. Importantly, however, several other key metrics showed up in the positive column. Customers clearly liked our new footwear offering; we converted more browsers into buyers, and inventory turns rose 19 percent. The result was more trend-right shoes sold in-season, at higher margins, increasing the chain's operating earnings to $46 million, up about 80 percent over 2001 before nonrecurring items.

Looking ahead, we've challenged ourselves to: 1) step up our Project IMPACT initiatives to achieve an even fresher product offering; 2) boost sales productivity per square foot with the help of new systems; 3) increase our traffic with investment in research-driven marketing; 4) build our share of market for women's fashion footwear. And we'll open 55 large-format stores in high-traffic locations, while closing 85 smaller, less profitable ones – slightly increasing our total square footage. Although we expect consumer traffic trends to remain challenging in the near term, fresh product, new styles from major brands and a more aggressive marketing program should enable us to grow same-store sales long-term.



Naturalizer: They just don't make brand repositioning stories more heartening than the tale of Naturalizer, our flagship brand. Our multi-year investment in repositioning and reimaging the brand keeps on paying dividends. After wholesale sales increased 18.6 percent in 2000, they rose 28.6 percent in 2001, and on that higher base, another 17.8 percent in 2002. From eighth place in market share at department stores in 1998, Naturalizer catapulted to third last year.

We're continuing to push the envelope for Naturalizer, and in 2003 will further invest in design talent, product testing and brand-building. We'll continue to focus on delivering shoes that win sales at retail and achieving even greater market share gains in 2003. And we'll work on strengthening our vitally important partnerships with department store chains, as we also invest in marketing to build and solidify brand preference.

Our Naturalizer Retail chain, which operates 389 stores in the United States and Canada, is a showcase for the Naturalizer brand. Naturalizer's increasing popularity together with a fashion-right product line drove a 4.3 percent same-store sales gain in the U.S., and a slight operating profit for the year. Same-store sales in Canada declined 6.0 percent for the year. We subsequently have taken steps to consolidate our wholesale and retail operations in Canada – realigning that division for greater productivity. In 2003, we are focused on building traffic rather than growing the chain, and therefore plan to open just three stores in the U.S. while closing six; in Canada we'll open two and close four. We are targeting this division for continued improvement in 2003 and meaningful profitability by 2004.

Wholesale: Simply put, our Wholesale division is committed to delivering shoes that sell well at retail. The results speak for themselves – an excellent year.

This division sells to department stores, specialty stores and to mass merchants. In fiscal 2002 its sales were up 12.5 percent to $566.4 million, and operating earnings rose by 6.0 percent to $55.2 million.

Although Naturalizer played the lead role, this was a team effort. Our work in repositioning the LifeStride brand, for example, paid off last year with a sales increase of nine percent and a substantial improvement in operating margins. The rejuvenation of LifeStride, which started in 2001, is well underway. Once a dress shoe, LifeStride is now a more casual but fashion-right shoe for women who buy footwear to accessorize their new clothes.

In 2002, we began to build a portfolio of footwear brands outside the moderate zone. Our beautiful Carlos by Carlos Santana shoes, a better brand, achieved dramatic increases in distribution – now in about 400 department store doors and independent retailers. In 2003, we'll target the junior market by launching Hot Kiss

OUR LATEST NATURALIZER STORE DESIGN: SHOWCASING THE BRAND



footwear, under license from the clothing manufacturer, and by designing a line of Original Dr. Scholl's women's footwear based on the well-known Exercise Sandal. This new Dr. Scholl's line already has been adopted by major department stores and specialty retailers, and will be in more than 2,000 retail doors this spring.

For our mass market customers, we'll continue working hard at designing footwear that sells, delighting families who shop for value. Our Buster Brown & Co. kids' division delivered winning character footwear like Barbie, Spider-Man and Bob the Builder to this channel in 2002. A new license from Warner Bros. Consumer Products allows us to bring Superman, Supergirl and Looney Tunes character footwear to the marketplace in 2003.

Speaking of value for mass market customers, our footwear with built-in Dr. Scholl's footcare technology was purchased by more adults in 2002 than ever before. Our women's fashion business also had a record year, as its fashion-right footwear scored major sales for our retail partners.

summary

A year ago in this space, we dedicated ourselves to restoring Brown Shoe's character as a vibrant marketer and retailer of footwear. We pledged we would hold ourselves to a new standard of performance. We promised that our "bold, sweeping initiatives" would "fundamentally improve our competitive position," and yield sales and earnings gains.

Perhaps these seemed quite optimistic at the time. However, through the dedicated efforts of teams collaborating across the company, they came true – and more so. And again in 2002, our sourcing operation, which imported 77 million pairs of footwear, did a terrific job meeting ever-increasing demands with on-time, on-spec footwear.

In 2003, our investments to grow our business will be even bolder than our initiatives of last year. We'll invest in more consumer research, store remodeling, footwear design talent, brand building and marketing – and we'll set the stage for Brown Shoe's sustained growth in years to come. At the same time, we'll hold to our commitment to achieving the ambitious earnings targets we have set for ourselves.

Thank you for your continued support.



Ronald A. Fromm, Chairman, President and Chief Executive Officer





fashion CONNECTION

Famous Footwear

The right shopping experience, with the right brands at the right prices, right now.




fashion REVOLUTION



Naturalizer

Today's Naturalizer, fashioned for a new generation.



fashion SENSE

LifeStride

Committed to fashion-right footwear at a value.



fashion**PASSION**





Carlos by Carlos Santana

Inspired by the creativity and energy of music by Carlos Santana.



fashion ICON



Original Dr. Scholl's

A familiar favorite, now a fashion statement.





Hot Kiss

Trend-setting styles heat up the junior market



Buster Brown

Nearly 100 years of keeping little feet happy





fashion IDENTITY

Brown Shoe

Men's footwear with a modern edge.













Private Label / Licensed Brands

Partnering with leading retailers to bring customers great product at a great price.




fashionSOURCE

fashion**PRESENCE**

RETAIL STORES: UNITED STATES






Family footwear stores that feature "brand names for less," located in shopping centers, regional malls and outlet centers in the U.S.



Stores selling the Naturalizer brand of women's footwear, located in regional malls and outlet centers in the U.S. and Canada.



NUMBER OF STORES

Year	Stores
2002	918
2001	920
2000	925
1999	867
1998	827

NUMBER OF STORES

Year	Stores
2002	389
2001	456
2000	481
1999	486
1998	462

RETAIL STORES: CANADA



FOOTWEAR BRANDS

WOMEN'S
AirStep
Basswood
Bootalinos
Carlos by Carlos Santana (1)
Connie
Connie Too
Dr. Scholl's (2)
Eurosole
Eurostep
Exalt
Extremes by Naturalizer
Fanfares
F.X. LaSalle
FX
François Xavier Collection
Hot Kiss (3)
LifeStride
LS Studio
Marquise
Maserati
Naturalizer
NaturalSport
NightLife
Opale
Original Dr. Scholl's (2)
TX Traction
Vision Comfort

MEN'S AND ATHLETIC
Basswood
Big Country
Brown Shoe
Dr. Scholl's (2)
F.X. LaSalle
FX
François Xavier Collection
Nature Sole
Regal
TX Traction

CHILDREN'S
Airborne
Basswood
Barbie (4)
Barney (5)
Bob the Builder (6)
Buster Brown
Cat in the Hat (7)
Chill Chasers by Buster Brown
Hamtaro (8)
Incredible Hulk (9)
Live Wires
Looney Tunes (10)
Mary-Kate and Ashley (11)
Red Goose
Spider-Man (9)
Spy Kids (12)
Supergirl (13)
Superman (13)
Star Wars (14)
Sweet Kids
T.R.E.A.T.S.
X-Men (9)

As denoted, these brands are used with permission from and, in most cases, are registered trademarks of:

1 Guts & Grace Records, Inc.
2 Schering-Plough Healthcare Products, Inc.
3 Hot Kiss, Inc.
4 Mattel, Inc.
5 Lyons Partnership, L.P.
6 HIT Entertainment PLC
7 Universal Studios Licensing, LLLP
8 ShogaKuKan Productions (U.S.A.), Inc.
9 Marvel Characters, Inc.
10 Warners Bros. Consumer Products, a division of Time Warner Entertainment Company, L.P.
11 Dualstar Consumer Products L.L.C.
12 Dimension Films, a division of Miramax Film Corp.
13 DC Comics, Warner Bros. Consumer Products, a division of Time Warner Entertainment Company, L.P.
14 Lucasfilm Ltd.

All other brands are owned by and, in most cases, are registered trademarks of Brown Shoe Company, Inc.







FINANCIAL STATEMENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION 21

FIVE-YEAR SUMMARY OF KEY FINANCIAL INFORMATION 30

CONSOLIDATED FINANCIAL STATEMENTS 31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 35

REPORTS ON FINANCIAL STATEMENTS 48

SUPPLEMENTARY FINANCIAL INFORMATION 49

SAFE HARBOR STATEMENT: *This Annual Report contains forward-looking statements within the meaning of the Private Securities* Litigation Reform Act of 1995. Actual results could differ materially from those projected as they are subject to various risks and uncertainties. These include general economic conditions, competition, consumer apparel and footwear trends, and political and economic conditions in Brazil and China, which are significant footwear sourcing countries. These factors are listed and further discussed in the Company's Annual Report on Form 10-K.

RESULTS OF OPERATIONS

2002 COMPARED TO 2001

In fiscal 2002, Brown Shoe Company, Inc. achieved a 4.9% increase in sales. Net earnings were $45.2 million, or $2.52 per diluted share, compared to a net loss of $4.0 million, or $0.23 per diluted share, in fiscal 2001.

Fiscal 2002 net earnings of $45.2 million included aftertax recoveries totaling $1.2 million, or $0.07 per diluted share, of nonrecurring charges recorded in fiscal 2001. These aftertax recoveries included $0.5 million of the reserve established to close under-performing Naturalizer retail stores, and $0.7 million of the severance reserve established to implement a new Shared Services platform. Both programs were completed at lower costs than originally estimated. Excluding these recoveries, net earnings were $44.0 million or $2.45 per diluted share.

The fiscal 2001 net loss of $4.0 million, or $0.23 per diluted share, included nonrecurring charges of $32.2 million, or $1.84 per diluted share, related to various initiatives undertaken by the Company. The Company has called these initiatives Project IMPACT and defined them as work undertaken to improve its competitiveness, reduce expenses, improve profitability and restructure its debt. The detail of such charges is set forth below in the "2001 Compared to 2000" analysis. Excluding these charges, net earnings were $28.3 million, or $1.61 per diluted share.

Overall, fiscal 2002 was a very good year for Brown Shoe. The initiatives undertaken to close under-performing domestic Naturalizer retail stores, reduce inventories at Famous Footwear and accordingly improve the "freshness and velocity" of our inventory, and reduce costs by moving to a Shared Services platform for the Information Systems, Finance and Human Resources functions, were all successfully implemented. These contributed significantly to the improved earnings. In addition, sales and margin gains were achieved in our Wholesale branded, licensed and private label businesses, despite a tough environment. Famous Footwear's new management team significantly improved its operating earnings, and the results at the Naturalizer Retail segment were better than in fiscal 2001.

Famous Footwear achieved record sales of $1.075 billion in fiscal 2002. This was an increase of 2.9% over fiscal 2001, reflecting higher sales from new stores and increased square footage, partially offset by a decrease in same-store sales of 1.3%. The same-store sales decline reflects lower traffic counts at our stores throughout most of 2002, however, the percentage of customers making purchases increased over 2001. We attribute this to an improved product mix. In fiscal 2002, 53 new stores were opened and 55 stores were closed. With the new stores averaging approximately 10,000 square feet each, and the closed stores averaging about 5,000 square feet, total square footage increased from 5.9 million at the end of fiscal 2001 to 6.2 million at the end of fiscal 2002. Sales per square foot were $177 in fiscal 2002, down 3.3% from the $183 in fiscal 2001. This decrease reflects the same-store sales decline and lower productivity in the newly opened stores. At the end of fiscal 2002, Famous Footwear operated 918 stores, which is two less than at the end of fiscal 2001.

Famous Footwear achieved operating earnings of $46.3 million in fiscal 2002, compared to $25.5 million in fiscal 2001, excluding nonrecurring charges of $16.5 million, $16.0 million of which were to write down inventory to accelerate the clearance of older merchandise. The significant improvement in operating earnings in fiscal 2002 reflected an improved gross margin rate generated by a better and more current mix of inventory. Operating expenses in fiscal 2002, as a percent of sales, were higher than fiscal 2001 due to higher operating costs of the new, larger stores and higher incentive plan costs.

In fiscal 2003, Famous Footwear plans to open approximately 55 stores and close approximately 85. With the new stores being generally larger than the stores being closed, total square footage is expected to increase slightly.

The Company's Naturalizer retail stores operate throughout the United States and Canada. In fiscal 2002, 89 stores were closed and 22 new stores were opened. The large number of closings included the stores identified under the initiative and charge taken in late fiscal 2001 to close 97 under-performing domestic stores, of which 24 were closed in fiscal 2001. After further review, an additional nine stores were identified for accelerated closing, bringing the total to 106. As a result of this program, the operating results of the Naturalizer Retail segment improved from a loss of $1.9 million, before nonrecurring charges, in fiscal 2001 to operating earnings of $0.5 million in fiscal 2002, excluding a $0.9 million recovery of the charges taken in fiscal 2001. Same-store sales in the ongoing domestic stores increased 4.3%, led by gains in the division's outlet stores and catalog/internet business. In Canada, however, same-store sales declined 6.0%. At the end of fiscal 2002, 389 stores were open compared to 456 at the end of fiscal 2001. Looking ahead to fiscal 2003, the Company expects to open approximately five stores and close approximately 10.

The Company's Wholesale operations performed very well in fiscal 2002 in a difficult environment. Sales increased 12.5% from fiscal 2001 to $566.4 million, and operating earnings increased 6.0% to $55.2 million from $52.0 million in fiscal 2001, excluding nonrecurring charges of $0.5 million. The sales gain was spread among almost all of the Wholesale branded, licensed and private label divisions, including a 17.8% increase by the Naturalizer brand, which follows a 28.6% increase in fiscal 2001. The Naturalizer brand continues to gain market share among U.S. department stores and has moved up to the third position in fiscal 2002 from the fourth position at the end of fiscal 2001. Sales gains also were achieved by LifeStride, Dr. Scholl's-licensed and Children's-licensed footwear, and Women's private label product. The Company also continued to build sales and broaden distribution of its Carlos by Carlos Santana and Hot Kiss-licensed footwear. The increase in operating earnings was less than the sales gain, as the effect of efficient sourcing operations and better gross margins on our branded product, were partially offset by higher incentive plan costs and lower results at the Company's Canadian wholesale operations, which included the costs of closing one of its two footwear factories.

Consolidated gross profit as a percent of sales was 40.2%, up from last year's 39.1%, before nonrecurring charges. This increase was primarily due to improved margins at Famous Footwear reflecting a fresher product mix.

Selling and administrative expenses, as a percent of sales, of 35.9% in fiscal 2002 were the same as in fiscal 2001 before charges. This ratio was flat as the savings from the adoption of the Shared Services platforms in the Information Systems, Human Resources, and Finance functions were offset by increased costs at the new Famous Footwear stores and higher incentive plan costs throughout the Company.

Interest expense decreased from $20.2 million in fiscal 2001, to $12.2 million in fiscal 2002. This decrease reflects both lower average borrowings, due to lower inventory levels, and lower interest rates, primarily due to the restructuring of the Company's debt in late fiscal 2001. This included calling $100 million of 9.5% long-term debt, and replacing it with a new revolving credit agreement.

The Company's consolidated effective tax rate in fiscal 2002 was 26.1%, compared to 20.8% in fiscal 2001, before the effect of nonrecurring charges. The increase in fiscal 2002 reflects a higher portion of the Company's earnings coming from its retail operations, which carries a higher tax rate than the Wholesale divisions. As in prior years, the Company's effective tax rate is below the Federal statutory rate of 35% because the Company does not provide deferred taxes on unremitted foreign earnings as it is the Company's intention to reinvest these earnings indefinitely, or to repatriate the earnings only when it is tax advantageous to do so. See Note 5 to the Consolidated Financial Statements for further discussion.

2001 COMPARED TO 2000

In fiscal 2001, Brown Shoe Company, Inc. achieved a 4.2% increase in sales as a result of higher sales in all of its operating segments. However, as a result of charges incurred related to the implementation of its Project IMPACT initiative, a net loss of $4.0 million, or $0.23 per diluted share was incurred in fiscal 2001. This compares to net earnings of $36.4 million, or $2.04 per diluted share, in fiscal 2000.

The fiscal 2001 loss included nonrecurring aftertax charges of $27.3 million and an aftertax loss of $4.9 million from the early redemption of debt, for a total impact of $32.2 million, or $1.84 per diluted share. Excluding these items, net earnings were $28.3 million or $1.61 per diluted share. From an operating standpoint, the Company's Wholesale business achieved substantially increased earnings over fiscal 2000, but Famous Footwear had a very difficult year.

The charges recorded in 2001 related to various initiatives the Company undertook to improve its competitiveness, reduce expenses and improve profitability. Following is a summary of the nonrecurring charges on a pretax basis:

- $16.8 million to close 97 under-performing domestic Naturalizer retail stores. This charge included costs associated with lease terminations, severance, inventory markdowns, and the write-down of fixed assets in the affected stores. Twenty-four of these stores closed in the fourth quarter of fiscal 2001, with the rest closing in fiscal 2002.
- $16.0 million to write down inventory at Famous Footwear to accelerate the clearance of older merchandise as part of its initiative to improve inventory turns and "freshness."

- $3.5 million of severance costs related to the elimination of 117 positions in the Company's Information Systems, Finance and Human Resources functions as it moved to a new Shared Services platform, which was designed to eliminate redundancy associated with multiple administrative functions.

- $3.9 million of costs associated with the transition to new management at the Famous Footwear division. This charge was primarily related to the retirement of the former President of this division.

- $1.2 million for the write-off of goodwill from the Company's investment in its Shoes.com e-commerce venture.

Approximately 60% of these charges were non-cash.

Famous Footwear achieved record sales with an increase of 1.0% to $1.044 billion in the 52-week fiscal year 2001 compared to a 53-week year in fiscal 2000. This overall increase was achieved, in spite of a 5.7% decline in same-store sales, as a result of higher sales from the replacement of smaller stores with new and larger stores in power strip shopping centers that average 10,000 square feet per store. Square footage increased from 5.5 million at the end of fiscal 2000, to 5.9 million at the end of fiscal 2001. Sales per square foot declined from $199 in fiscal 2000, to $183 in 2001, reflecting the same-store sales decline and lower productivity per square foot in the newer, larger stores. At the end of fiscal 2001, the division operated 920 stores, compared with 925 at the end of fiscal 2000, reflecting 66 openings and 71 closings. Operating earnings in this division, before nonrecurring charges, totaled $25.5 million in fiscal 2001, down from $58.0 million in fiscal 2000. This decrease resulted from the same-store sales decline, lower margins (from a very difficult and competitive retail environment and clearance sales) and higher store operating expenses at the new larger stores. In addition, for a substantial portion of 2001, Famous Footwear operated without a full management team and, at the same time, installed new buying, merchandising, and inventory flow processes. The nonrecurring markdown charge recorded in the fourth quarter of fiscal 2001 positioned Famous Footwear to accelerate the clearance of older merchandise in fiscal 2002. In addition, as of the beginning of fiscal 2002, a new management team and new merchandising processes were in place, and with a much cleaner and lower inventory position, Famous Footwear was positioned to focus on improving the productivity of its stores and rebound from a difficult 2001.

The Company's Naturalizer retail operations span the United States and Canada. In fiscal 2001, the domestic stores achieved a 3.8% same-store sales gain, and the Canadian stores were up 6.3%. Total sales increased 1.7% to $207.0 million in fiscal 2001. There were 456 stores open at the end of 2001, compared to 481 stores at the end of fiscal 2000, reflecting 26 openings and 51 closings in 2001. Sales per square foot increased 6.6% from $272 in fiscal 2000, to $290 in fiscal 2001. Prior to the charge to close stores, an operating loss of $1.9 million was incurred, compared to a loss of $3.8 million in fiscal 2000. This improvement reflects the same-store sales gains and a more productive store base, as the division has been focused on closing under-performing stores.

The Company's Wholesale operations had a very good year in fiscal 2001, as sales increased 12.5% to $503.3 million, and operating earnings before charges improved 68.0% to $52.0 million. The sales gain was driven by a 28.6% increase in the Naturalizer brand, higher sales of Dr. Scholl's footwear, and higher sales of private label footwear, partially offset by lower sales of the LifeStride brand. The improvement in operating earnings reflects the sales gains, improved margins, and improved leveraging of the expense base. The gains achieved at Wholesale in 2001 were encouraging considering the overall poor retail environment. The Naturalizer brand increased sales to department stores by 40.5% and improved its market share position from sixth at the end of 2000 to fourth at the end of 2001.

Consolidated gross profit as a percent of sales, before charges, was 39.1%, down from last year's 40.5%. This decrease was attributable to lower margins at the Famous Footwear division, and resulted from significant promotional activity and clearance sales that were necessary to stimulate customer interest and clear inventories. After nonrecurring charges to Cost of Sales of $20.1 million, the fiscal 2001 consolidated gross profit rate dropped to 37.9%.

Selling and administrative expenses as a percent of sales decreased from 36.3% in fiscal 2000 to 35.9%, before nonrecurring charges in 2001. This decrease reflects a lower expense rate at the Wholesale division, driven by higher sales, partially offset by a higher expense rate at Famous Footwear and outside consulting costs associated

with the inventory and Shared Services initiatives. Including the nonrecurring charge of $20.1 million, the fiscal 2001 expense rate increased to 37.0%.

Interest expense increased in fiscal 2001 to $20.2 million from $18.8 million in fiscal 2000. This increase reflects higher average short-term borrowings, particularly early in the year, due primarily to higher inventories at Famous Footwear. In the second half of fiscal 2001, interest expense dropped below prior year levels, due to significant reductions in inventory at the Famous Footwear and Naturalizer retail divisions.

The Company's tax provision in fiscal 2001, prior to charges, represents an effective rate of approximately 21%. This rate was substantially lower than the Federal statutory rate, and the fiscal 2000 rate, because earnings in the Company's Far East subsidiaries, where tax rates are lower than in the United States, represented a greater portion of the Company's total earnings than in fiscal 2000. See Note 5 to the Consolidated Financial Statements for further discussion.

RESTRUCTURING INITIATIVES

In the fourth quarter of fiscal 2001, the Company made the decision to close 97 under-performing Naturalizer retail stores in the United States, and recorded a pretax charge of $16.8 million, the components of which were as follows:

- Costs to buy out leases prior to their normal expiration date – $8.3 million.
- Inventory markdowns to liquidate quantities in closing stores – $4.1 million.
- Fixed asset write-downs to net realizable value – $4.1 million.
- Severance and benefit costs for employees terminated by the store closings – $0.3 million.

During fiscal 2002, the Company decided to keep four of the originally identified stores open, and to close an additional 13 stores. As a result, a total of 106 stores were included under this program. In the fourth quarter of fiscal 2002, the Company completed negotiations with landlords to buy out of store leases, and completed the closing of all but one store. An assessment of remaining reserve needs indicated that $0.9 million of the originally established reserve was not needed, and it was reversed to income. The remaining reserve balance of $0.5 million represents remaining payments to be made to landlords in early fiscal 2003. Following is a summary of the activity in the reserve, by category of cost (in millions of dollars):

	LEASE BUYOUTS	INVENTORY MARKDOWNS	FIXED ASSET WRITEOFFS	EMPLOYEE SEVERANCE	TOTAL
Original charge & reserve balance	$8.3	$4.1	$4.1	$0.3	$16.8
Expenditures in fiscal 2001	(0.5)	(0.5)	(0.3)	—	(1.3)
Expenditures in fiscal 2002	(6.8)	(2.7)	(4.4)	(0.2)	(14.1)
(Excess) shortfall recorded in earnings in 2002	(0.6)	(0.8)	0.6	(0.1)	(0.9)
Reserve balance February 1, 2003	$0.4	$0.1	$ —	$ —	$ 0.5

Also in the fourth quarter of fiscal 2001, the Company established a reserve of $3.5 million for severance costs related to the elimination of 117 positions as the Company moved to a new Shared Services platform for its Human Resources, Finance and Information Systems functions. As of February 1, 2003, 88 positions had been eliminated, resulting in $2.1 million of the reserve being expended, with an additional $0.3 million remaining in the reserve that will be paid out to certain of the terminated employees in fiscal 2003. Due to personnel attrition and transfers to other positions, fewer personnel were terminated than originally planned, leaving $1.1 million of the reserve as excess, which was reversed to income in the fourth quarter of fiscal 2002.

IMPACT OF INFLATION

The effects of inflation on the Company have been minor over the last several years and are not expected to have a significant impact in the foreseeable future.

LIQUIDITY AND CAPITAL RESOURCES

In fiscal 2001, the Company completed a major restructuring of its capital structure by entering into a new revolving credit agreement and calling its 9.5% $100 million notes that were outstanding. This restructuring provided the Company with increased financial flexibility and lower interest rates in fiscal 2002, as interest expense decreased by $8.0 million compared to fiscal 2001. This decrease reflects a combination of lower rates and lower borrowings.

In December 2001, the Company entered into a five-year $350 million secured revolving bank credit agreement with a syndicate of banks. The amount that may be borrowed under this agreement is referred to as Availability, which is based on a formula of eligible accounts receivable and eligible inventory, subject to certain adjustments, less outstanding borrowings and letters of credit. If Availability falls below specified levels, certain covenants are triggered including fixed charge coverage ratio requirements if below $35 million, and default if below $25 million. There are certain other restrictions and covenants in the agreement. Interest rates are based on LIBOR plus 2.00%-2.75%, or .00%-.75% over the Base Rate, depending on the Company's fixed charge coverage ratio, as defined. There is an unused line fee of .25%-.50%, also based on the fixed charge coverage ratio. Borrowings are collateralized by accounts receivable and inventory of the parent company and its wholly owned domestic and Canadian subsidiaries.

At the end of 2002, the Company had $129.0 million of borrowings and $18.7 million of letters of credit outstanding under the credit agreement. Total additional borrowing Availability was approximately $127 million at the end of fiscal 2002. Of the borrowings, $100 million is classified as long-term debt on the Balance Sheet as the Company expects this amount to be outstanding throughout the following year. The Company has entered into interest rate swap contracts that expire between October 2004 and October 2006 to fix the interest rate on this $100 million debt at 6.88%.

The Company believes that borrowing capacity under this facility will be adequate to meet its operational needs, capital expenditure plans, and fund $20.0 million of scheduled long-term debt maturities in fiscal 2003.

In conjunction with entering into this credit agreement, in January 2002 the Company redeemed its 9.5% $100 million notes that were due in 2006. The call premium and the write-off of deferred debt issuance expenses associated with this debt and the previous revolving credit agreement, totaling $7.6 million pretax ($4.9 million aftertax) were recorded in the fourth quarter of fiscal 2001. In fiscal 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." The impact of adopting this statement was the reclassification of the fiscal 2001 extraordinary loss of $4.9 million (net of $2.6 million in taxes) to a separate line item on the Consolidated Earnings statement.

The Company's long-term debt is rated Ba3 by Moody's Investors Service and BB by Standard & Poor's Corporation.

In fiscal 2002, the Company's total debt decreased $63.8 million to $152.5 million due to positive cash generated from operating activities, partially offset by capital expenditures and dividends. The Company's ratio of debt-to-capital decreased from 45.7% at the end of fiscal 2001, to 34.0% at the end of fiscal 2002.

Working capital at the end of fiscal 2002 was $243.8 million, which was $17.6 million higher than at the end of fiscal 2001. The Company's current ratio, the relationship of current assets to current liabilities, increased from 1.8 to 1 at the end of fiscal 2001, to 1.9 to 1 at the end of fiscal 2002.

Cash provided by operating activities in fiscal 2002 was $103.7 million, compared to $21.1 million in fiscal 2001. The increase primarily was due to higher earnings, lower inventories and higher accrued liabilities, reflecting incentive plan expenses incurred in fiscal 2002 that will be paid in early fiscal 2003.

Cash used for investing activities in fiscal 2002 included capital expenditures of $25.6 million, primarily for new store openings and store remodelings at Famous Footwear and Naturalizer Retail. In fiscal 2003, the Company expects capital expenditures of approximately $33-$35 million, primarily for new stores and store remodeling at Famous Footwear.

In May 2000, the Company announced a stock repurchase program authorizing the repurchase of up to 2 million shares of the Company's outstanding common stock. In fiscal 2002, the Company did not purchase any shares. Since the inception of this program, the Company has repurchased a total of 928,900 shares for $11.3 million.

Brown Shoe Company, Inc. paid dividends equaling $0.40 per share in fiscal 2002 and fiscal 2001. The fiscal 2002 dividends marked the 80th year of consecutive quarterly dividends.

FINANCIAL INSTRUMENTS

The market risk inherent in the Company's financial instruments and positions represents the potential loss arising from adverse changes in foreign currency exchange rates and interest rates. To address these risks, the Company enters into various hedging transactions to the extent described below. All decisions on hedging transactions are authorized and executed pursuant to the Company's policies and procedures, which do not allow the use of financial instruments for trading purposes. The Company also is exposed to credit-related losses in the event of nonperformance by counterparties to these financial instruments. Counterparties to these agreements, however, are major international financial institutions, and the risk of loss due to nonperformance is believed to be minimal.

A description of the Company's accounting policies for derivative instruments is included in Note 11 to the Consolidated Financial Statements.

FOREIGN CURRENCY EXCHANGE RATES

In the normal course of business, the Company is exposed to foreign currency exchange rate risks as a result of having assets, liabilities and inventory purchase commitments outside the United States. The Company employs an established foreign currency hedging strategy to protect earnings and cash flows from the adverse impact of exchange rate movements. A substantial portion of inventory sourced from foreign countries is purchased in United States dollars and, accordingly, is not subject to exchange rate fluctuations. However, where the purchase price is to be paid in a foreign currency, the Company enters into foreign exchange contracts or option contracts, with maturity periods of normally less than one year, to reduce its exposure to foreign exchange risk. The level of outstanding contracts during the year is dependent on the seasonality of the Company's business and demand for footwear from various locations throughout the world. The changes in market value of foreign exchange contracts have a high correlation to the price changes in the currency of the related hedged transactions. The potential loss in fair value of the Company's net currency positions at February 1, 2003 resulting from a hypothetical 10% adverse change in all foreign currency exchange rates would not be material.

Assets and liabilities outside the United States are primarily located in Canada and Hong Kong. The Company's investments in foreign subsidiaries with a functional currency other than the United States dollar are generally considered long-term, and thus are not hedged. The net investment in such foreign subsidiaries translated into dollars using the year-end exchange rates was approximately $38 million at February 1, 2003. The potential loss in fair value resulting from a hypothetical 10% adverse change in foreign exchange rates would be approximately $3.8 million. Any loss in fair value would be reflected as a cumulative translation adjustment in Other Comprehensive Income and would not impact earnings.

INTEREST RATES

The Company's financing arrangements include both fixed and variable rate debt in which changes in interest rates will impact the fixed and variable rate debt differently. A change in the interest rate on fixed rate debt will only impact the fair value of the debt, whereas a change in the interest rates on variable rate debt will impact interest expense and cash flows. The Company has interest rate swap derivative instruments outstanding at year-end to fix the interest rate on $100 million of borrowings outstanding under the revolving bank credit facility.

Under the bank credit agreement, the Company's only variable rate debt, outstanding floating rate borrowings as of February 1, 2003 totaled $29.0 million. A hypothetical 10% adverse change in interest rates on the average outstanding borrowings during fiscal 2002 would not have been material to the Company's net earnings or cash flows.

At February 1, 2003, the fair value of the Company's long-term debt is estimated at approximately $124 million, based upon the borrowing rate currently available to the Company for financing arrangements with similar terms and maturities. Market risk is viewed as the potential change in fair value of the Company's debt resulting from a hypothetical 10% adverse change in interest rates, and would be approximately $3 million at February 1, 2003.

CRITICAL ACCOUNTING POLICIES

INVENTORIES

Inventories are the Company's most significant asset, representing 56% of total assets. Inventories are valued at the lower of cost or market, with 94% of consolidated inventories using the last-in, first-out (LIFO) method.

The Company continually applies its judgment in valuing its inventories by assessing the net realizable value of its inventories based on current selling prices. At its Famous Footwear division, markdowns are recognized when it becomes evident that inventory items will be sold at retail prices that are less than cost, plus the cost to sell the product. This policy causes gross profit rates at Famous Footwear to be lower than the initial markup during periods when permanent price reductions are taken to clear product. At all other divisions, markdown reserves are provided to reduce the carrying values of its inventories to a level where, upon sale of the product, the Company will realize its initial gross profit rate.

Beginning in late fiscal 2001, and throughout fiscal 2002, the Famous Footwear division implemented an initiative to significantly reduce its overall level of inventory and improve the freshness of product and velocity of inventory turnover in its stores. In the fourth quarter of fiscal 2001, a $16.0 million charge was taken to allow unusually deep retail price reductions to accelerate the clearance of older merchandise. The affected merchandise was almost completely liquidated in fiscal 2002, and the aging of the inventory at the end of fiscal 2002 was significantly improved from at the end of fiscal 2001. With the reduction in aged merchandise, inventory turns have improved and customers are purchasing more current-season merchandise, which has improved the gross profit rates at the division.

INCOME TAXES

The Company provides taxes for the effects of timing differences between financial and tax reporting. These differences relate principally to employee benefit plans, bad debt reserves, depreciation and inventory.

The Company does not provide deferred taxes on the accumulated unremitted earnings of the Company's Canadian and other foreign subsidiaries. Based on the current United States and Canadian income tax rates, it is anticipated that no additional taxes would be due if the Canadian earnings were distributed. With regard to the Company's other foreign subsidiaries, the Company's intention is to reinvest these earnings indefinitely or to repatriate the earnings only when it is tax effective to do so.

At the end of fiscal 2002, the Company had foreign tax credit carryforwards of $7.4 million. The carryforward periods for these credits expire in fiscal 2006. The Company believes these credits will be realized through normal operations and available tax planning strategies.

STORE CLOSING AND IMPAIRMENT CHARGES

The Company regularly analyzes the results of all of its stores and assesses the viability of under-performing stores to determine whether they should be closed or whether their long-lived assets have been impaired.

In fiscal 2002, the Company adopted the provisions of SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." SFAS No. 146 is different from EITF 94-3 in that SFAS No. 146 requires a liability be recognized for a cost associated with an exit or disposal activity only when the liability is incurred. In contrast, under EITF 94-3 a liability was recognized when a company committed to an exit plan. The application of this statement does not impact the Company's restructuring and store closing plans announced prior to the adoption of SFAS No. 146.

Asset impairment tests are performed at least annually, on a store-by-store basis. After allowing for an appropriate start-up period, unusual nonrecurring events, or favorable trends, fixed assets of stores indicated as impaired are written down to fair value. At the beginning of fiscal 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which superceded SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the reporting provisions of APB No. 30, "Reporting Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The adoption of SFAS No. 144 did not impact the Company's financial statements.

LITIGATION AND TAX CONTINGENCIES

The Company is the defendant in an environmental class action lawsuit described under "Environmental Matters" below. In addition, the Company is the defendant in several claims and lawsuits arising in the ordinary course of business. The Company does not believe any of these ordinary course of business proceedings will have a material adverse effect on the Company's consolidated financial position or results of operations. The Company accrues its best estimate of the cost of resolution of these claims in accordance with SFAS No. 5. Legal defense costs of such claims are recognized in the period in which they are incurred.

The Company periodically is audited by domestic and foreign tax authorities. In evaluating issues raised in such audits, reserves are provided for exposures as appropriate.

ENVIRONMENTAL MATTERS

The Company is involved in environmental remediation and ongoing maintenance at several sites, including its closed New York tannery. The Company is also remediating, under the oversight of Colorado authorities, the groundwater and indoor air at its owned facility in Colorado and residential neighborhoods adjacent to and near the property that have been affected by solvents previously used at the facility. In addition, various federal and state authorities have identified the Company as a potentially responsible party for remediation at certain landfills from the sale or disposal of solvents and other by-products from the closed New York tannery. While the Company currently operates no domestic manufacturing facilities, prior operations included numerous manufacturing and other facilities for which the Company may have responsibility under various environmental laws for the remediation of conditions that may be identified in the future. See Note 14 to the Consolidated Financial Statements for a further description of specific properties.

Reserves are provided for estimated costs associated with the Company's environmental remediation matters in accordance with SFAS No. 5 and SOP No. 96-1. The Company continually assesses the level of reserves required. Such assessments are based on the most recent information available as to the actions that will be required by the various Federal and State authorities responsible for the various sites. The Company believes the reserves carried at February 1, 2003, of $7.3 million, are appropriate, but changes in estimates and actions necessary to complete the regulatory requirements may cause the required levels of reserves to change.

In March 2000, a class-action lawsuit was filed in Colorado State Court (District for the City and County of Denver) related to the Colorado site, described above, against the Company, a prior operator at the site and two individuals. Plaintiffs allege claims for trespass, nuisance, strict liability, negligence and exemplary damages arising from the alleged release of solvents that are contaminating the groundwater and indoor air in the areas adjacent to and near the site. In July 2002, the court granted the plaintiffs' motion for class certification and scheduled a trial for early 2003. The plaintiffs are seeking damages of approximately $80 million for diminution in property values and remediation damages to their property, and unspecified damages, such as for loss of use and enjoyment and discomfort. The Company is vigorously contesting this lawsuit, believes it has meritorious defenses and the specified claims are without merit. In May 2001, the Company filed a lawsuit in the Federal district court in Denver seeking contribution from parties the Company believes to have contributed to pollution in and around the Colorado site. In addition, the Company filed suit against another such party in February 2003 in Colorado State Court. The Company is not able to assess the ultimate outcome of these matters, but it does not believe the outcome of these proceedings will have a material adverse effect on the Company's consolidated financial position, based upon the Company's current assessment of its legal position and anticipated recoveries from, and/or allocations of damages (if any) to, third parties. It is possible, however, future results of operations for any particular quarter or annual period could be materially affected by changes in facts or assumptions related to this matter.

OFF-BALANCE SHEET ARRANGEMENTS

At the end of fiscal 2002, the Company is contingently liable for remaining lease commitments of approximately $16 million, which primarily relate to the Cloth World and Meis specialty retailing chains, which were sold in prior years. These obligations will continue to decline over the next several years as leases expire. In addition, the Company is a guarantor of an Industrial Development Bond financing of $3.5 million for a manufacturing and warehouse facility in Bedford County, Pennsylvania. In 1985, these facilities and the business that operated them were sold to another party, which assumed this obligation. This financing is scheduled to be paid annually beginning in 2004 through 2009. In order for the Company to incur any liability related to these guarantees, the current owners would have to default. At this time, the Company does not believe this is reasonably likely to occur.

CONTRACTUAL OBLIGATIONS

In the normal course of business, the Company enters into contracts and commitments which obligate the Company to make payments in the future. The table below sets forth the Company's significant future obligations by time period. Further information on these commitments is provided in the notes, which are cross-referenced in this table. The Company's obligations outstanding as of February 1, 2003 include the following (in millions of dollars):

	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS
Long-term debt [Note 9]	$120.0	$ 20.0	$ —	$100.0	$ —
Capital lease obligations [Note 9]	3.5	—	1.1	1.2	1.2
Operating lease commitments [Note 10]	581.2	115.4	187.7	124.3	153.8
Total	$704.7	$135.4	$188.8	$225.5	$155.0

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those projected, as they are subject to various risks and uncertainties. These risks and uncertainties include, without limitation, the risks detailed in the Company's Annual Report on Form 10-K, and those described in other documents and reports filed from time to time with the Securities and Exchange Commission, press releases and other communications. These risks include, but are not limited to, risks related to general economic conditions and the consumers preferences and purchasing patterns, which may be influenced by consumers' disposable income; intense competition within the footwear industry, particularly in the area of style, price and quality, and the Company's ability to anticipate and respond to changing merchandise and fashion trends; the uncertainties of pending litigation and other matters, as described above under "Litigation and Tax Contingencies" and "Environmental Matters," as well as the expense and diversion of management time and attention, regardless of the outcome; and political and economic conditions or other threats to continued and uninterrupted flow of inventory from Brazil and China, where the Company relies heavily on third-party manufacturing facilities for a significant amount of its inventory. These factors are listed and further discussed in the Company's Annual Report on Form 10-K. We do not undertake any obligation or plan to update these forward-looking statements, even though our situation may change.

FIVE-YEAR SUMMARY

THOUSANDS, EXCEPT PER SHARE AMOUNTS	2002 (52 WEEKS)	2001 (52 WEEKS)	2000 (53 WEEKS)	1999 (52 WEEKS)	1998 (52 WEEKS)
OPERATIONS					
Net sales	$1,841,443	$1,755,848	$1,684,859	$1,594,131	$1,539,907
Cost of goods sold	1,100,654	1,089,549	1,002,727	967,161	925,190
Gross profit	740,789	666,299	682,132	626,970	614,717
Selling and administrative expenses	660,571	650,246	610,788	558,436	551,877
Interest expense	12,236	20,240	18,823	17,349	19,383
Loss on early redemption of debt	—	7,556	—	—	—
Other (income) expense, net	6,483	1,488	164	(580)	5,854
Earnings (loss) before income taxes	61,499	(13,231)	52,357	51,765	37,603
Income tax (provision) benefit	(16,327)	9,269	(15,992)	(16,264)	(13,934)
Net earnings (loss)	$ 45,172	$ (3,962)	$ 36,365	$ 35,501	$ 23,669
RETURNS FROM OPERATIONS					
Return on net sales	2.5%	(.2)%	2.2%	2.2%	1.5%
Return on beginning shareholders' equity	17.6%	(1.5)%	14.5%	16.3%	11.9%
Return on average invested capital	9.8%	(.8)%	7.5%	7.9%	5.3%
DIVIDENDS PAID	$ 7,044	$ 6,988	$ 7,202	$ 7,295	$ 7,223
CAPITAL EXPENDITURES	$ 25,648	$ 26,319	$ 30,528	$ 28,688	$ 22,747
PER COMMON SHARE					
Basic net earnings (loss)	$ 2.60	$ (.23)	$ 2.06	$ 1.99	$ 1.34
Diluted net earnings (loss)	2.52	(.23)	2.04	1.96	1.32
Dividends paid	.40	.40	.40	.40	.40
Shareholders' equity	16.77	14.68	15.46	13.69	11.95
FINANCIAL POSITION					
Receivables	$ 82,486	$ 68,305	$ 64,403	$ 68,236	$ 67,815
Inventories	392,584	396,227	427,830	365,989	362,274
Working capital	243,807	226,251	266,541	270,005	250,939
Property and equipment	84,813	85,746	90,605	84,600	82,178
Total assets	705,348	700,470	740,069	650,338	655,232
Long-term debt and capitalized lease obligations	103,493	123,491	152,037	162,034	172,031
Shareholders' equity	296,607	256,656	269,972	249,945	217,174
Average common shares outstanding—basic	17,367	17,188	17,670	17,859	17,692
Average common shares outstanding—diluted	17,939	17,539	17,846	18,125	17,943

All data presented reflects the fiscal year ended on the Saturday nearest to January 31.

CONSOLIDATED BALANCE SHEETS

THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE AMOUNTS	FEBRUARY 1, 2003	FEBRUARY 2, 2002
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 32,121	$ 22,712
Receivables, net of allowances of $6,674 in 2002, and $5,605 in 2001	82,486	68,305
Inventories, net of adjustment to last-in, first-out cost of $12,146 in 2002, and $11,776 in 2001	392,584	396,227
Deferred and refundable income taxes	11,297	25,039
Prepaid expenses and other current assets	9,681	14,199
Total current assets	528,169	526,482
Prepaid pension costs	46,663	42,232
Other assets	27,101	26,963
Property and equipment, net	84,813	85,746
Goodwill and intangible assets, net	18,602	19,047
Total assets	$705,348	$700,470
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Notes payable	$ 29,000	$ 64,250
Trade accounts payable	129,209	122,360
Employee compensation and benefits	54,464	33,289
Other accrued expenses	46,337	51,232
Income taxes	5,352	550
Current maturities of long-term debt	20,000	28,550
Total current liabilities	284,362	300,231
OTHER LIABILITIES		
Long-term debt, including capitalized lease obligations	103,493	123,491
Deferred income taxes	1,339	7,437
Other liabilities	19,547	12,655
Total other liabilities	124,379	143,583
SHAREHOLDERS' EQUITY		
Preferred stock, $1.00 par value, 1,000,000 shares authorized; no shares outstanding	—	—
Common stock, $3.75 par value, 100,000,000 shares authorized; 17,682,682 and 17,483,585 shares outstanding	66,311	65,564
Additional capital	50,224	47,948
Unamortized value of restricted stock	(1,961)	(1,909)
Accumulated other comprehensive loss	(11,147)	(9,975)
Retained earnings	193,180	155,028
Total shareholders' equity	296,607	256,656
Total liabilities and shareholders' equity	$705,348	$700,470

See notes to consolidated financial statements.

CONSOLIDATED EARNINGS

THOUSANDS, EXCEPT PER SHARE AMOUNTS	2002	2001	2000
Net sales	$1,841,443	$1,755,848	$1,684,859
Cost of goods sold	1,100,654	1,089,549	1,002,727
Gross profit	740,789	666,299	682,132
Selling and administrative expenses	660,571	650,246	610,788
Interest expense	12,236	20,240	18,823
Loss on early redemption of debt	—	7,556	—
Other expense, net	6,483	1,488	164
Earnings (loss) before income taxes	61,499	(13,231)	52,357
Income tax (provision) benefit	(16,327)	9,269	(15,992)
Net earnings (loss)	$ 45,172	$ (3,962)	$ 36,365
Basic net earnings (loss) per common share	$ 2.60	$ (.23)	$ 2.06
Diluted net earnings (loss) per common share	$ 2.52	$ (.23)	$ 2.04

See notes to consolidated financial statements.

CONSOLIDATED CASH FLOWS

THOUSANDS	2002	2001	2000
OPERATING ACTIVITIES			
Net earnings (loss)	$ 45,172	$ (3,962)	$ 36,365
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	24,891	26,707	23,953
Loss on disposal or impairment of facilities and equipment	5,081	6,394	2,117
Provision for losses on accounts receivable	652	763	1,554
Changes in operating assets and liabilities:			
Receivables	(14,833)	(4,665)	2,279
Inventories	3,643	31,603	(61,841)
Prepaid expenses and other current assets	18,260	(19,230)	(617)
Trade accounts payable and accrued expenses	23,129	(10,960)	14,474
Income taxes	4,802	(1,300)	(2,552)
Other, net	(7,062)	(4,287)	(9,301)
Net cash provided by operating activities	103,735	21,063	6,431
INVESTING ACTIVITIES			
Capital expenditures	(25,648)	(26,319)	(30,528)
Other	148	2,587	1,007
Net cash used by investing activities	(25,500)	(23,732)	(29,521)
FINANCING ACTIVITIES			
Increase (decrease) in short-term notes payable	(35,250)	(2,250)	66,500
Debt issuance costs	(265)	(5,214)	(1,203)
Repayments of long-term debt	(28,550)	(110,000)	(10,000)
Additions to long-term debt	—	100,000	—
Payments for purchase of treasury stock	—	(2,630)	(8,699)
Proceeds from issuance of common stock	2,283	1,972	27
Dividends paid	(7,044)	(6,988)	(7,202)
Net cash provided (used) by financing activities	(68,826)	(25,110)	39,423
Increase (decrease) in cash and cash equivalents	9,409	(27,779)	16,333
Cash and cash equivalents at beginning of year	22,712	50,491	34,158
Cash and cash equivalents at end of year	$ 32,121	$22,712	$ 50,491

See notes to consolidated financial statements.

CONSOLIDATED SHAREHOLDERS' EQUITY

THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE AMOUNTS	COMMON STOCK		ADDITIONAL CAPITAL	UNAMORTIZED VALUE OF RESTRICTED STOCK	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	RETAINED EARNINGS	TOTAL SHAREHOLDERS' EQUITY
	SHARES	DOLLARS					
BALANCE JANUARY 29, 2000	18,262,990	$ 68,486	$ 49,153	$ (3,566)	$ (6,034)	$141,906	$ 249,945
Net earnings						36,365	36,365
Currency translation adjustment					(1,104)		(1,104)
Comprehensive income							35,261
Dividends ($0.40 per share)						(7,202)	(7,202)
Treasury stock acquired	(783,000)	(2,936)	(2,135)			(3,628)	(8,699)
Stock issued under employee benefit plans	2,282	9	18				27
Stock issued (forfeited) under restricted stock plan, net	(21,500)	(82)	(458)	540			—
Amortization of deferred compensation under restricted stock plan				640			640
BALANCE FEBRUARY 3, 2001	17,460,772	$ 65,477	$ 46,578	$ (2,386)	$ (7,138)	$167,441	$ 269,972
Net loss						(3,962)	(3,962)
Currency translation adjustment					(2,115)		(2,115)
Unrealized losses on derivative instruments, net of tax benefit of $383					(722)		(722)
Comprehensive loss							(6,799)
Adjustment for change in year end						166	166
Dividends ($0.40 per share)						(6,988)	(6,988)
Treasury stock acquired	(145,900)	(547)	(399)			(1,684)	(2,630)
Stock issued under employee benefit plans	138,963	522	1,393			55	1,970
Stock issued under restricted stock plan, net	29,750	112	376	(488)			—
Amortization of deferred compensation under restricted stock plan				965			965
BALANCE FEBRUARY 2, 2002	17,483,585	$ 65,564	$ 47,948	$ (1,909)	$ (9,975)	$155,028	$ 256,656
Net earnings						45,172	45,172
Currency translation adjustment					1,607		1,607
Unrealized losses on derivative instruments, net of tax benefit of $1,485					(2,779)		(2,779)
Comprehensive income							44,000
Dividends ($0.40 per share)						(7,044)	(7,044)
Stock issued under employee benefit plans	161,097	604	1,655			24	2,283
Stock issued under restricted stock plan, net	38,000	143	621	(764)			—
Amortization of deferred compensation under restricted stock plan				712			712
BALANCE FEBRUARY 1, 2003	17,682,682	$ 66,311	$ 50,224	$ (1,961)	$(11,147)	$193,180	$ 296,607

See notes to consolidated financial statements.

[1] SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Brown Shoe Company, Inc. (the "Company"), founded in 1878, is a footwear retailer and wholesaler. The Company's shares trade under the "BWS" symbol on the New York and Chicago Stock Exchanges.

The Company provides a broad offering of branded, licensed and private label casual, athletic and dress footwear products to women, children and men. Footwear is sold at a variety of price points through multiple distribution channels both domestically and internationally. The Company currently operates 1,307 retail shoe stores in the United States and Canada primarily under the Famous Footwear, Naturalizer and F. X. LaSalle names. In addition, through its Wholesale divisions, the Company designs, sources and markets footwear to retail stores domestically and internationally, including department stores, mass merchandisers and specialty shoe stores. In fiscal 2002, approximately 69% of the Company's sales were at retail, compared to 71% in 2001 and 73% in 2000. See Note 6 for additional information regarding the Company's business segments.

CONSOLIDATION

The Consolidated Financial Statements include the accounts of Brown Shoe Company, Inc. and its wholly owned and majority-owned subsidiaries, after the elimination of intercompany accounts and transactions. At the beginning of fiscal 2001, the Company combined its Pagoda division within its Brown Shoe Wholesale division, and changed the Pagoda year end from December 31 to the Saturday nearest January 31. As a result, the earnings for the month of January 2001 of $0.2 million were credited directly to retained earnings.

ACCOUNTING PERIOD

The Company's fiscal year is the 52- or 53-week period ending the Saturday nearest to January 31. Fiscal years 2002, 2001 and 2000 ended on February 1, 2003, February 2, 2002, and February 3, 2001, respectively. Fiscal years 2002 and 2001 each included 52 weeks and fiscal year 2000 included 53 weeks.

RECLASSIFICATION

Certain prior period amounts have been reclassified to conform to current period presentation. These reclassifications did not affect net earnings.

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers all short-term investments with maturities of three months or less when purchased to be cash equivalents.

INVENTORIES

All inventories are valued at the lower of cost or market, with 94% of consolidated inventories using the last-in, first-out (LIFO) method. If the first-in, first-out (FIFO) method had been used, inventories would have been $12.1 million and $11.8 million higher at February 1, 2003, and February 2, 2002, respectively.

COMPUTER SOFTWARE COSTS

The Company capitalizes in Other Assets certain costs, including internal payroll costs, incurred in connection with the development or acquisition of software for internal use.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation and amortization of property and equipment are provided over the estimated useful lives of the assets, or the remaining term of leases, where applicable, using the straight-line method.

GOODWILL AND INTANGIBLE ASSETS

Goodwill and intangible assets deemed to have indefinite lives are not amortized, but are subject to annual impairment tests in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," which the Company adopted in fiscal 2002. Other intangible assets are amortized over their useful lives. During fiscal 2002, the Company performed the required impairment tests.

REVENUE RECOGNITION

Retail sales are net of returns and exclude sales tax. Wholesale sales are recorded, net of returns, when the merchandise has been shipped and title has passed to the customer. Reserves for projected merchandise returns, discounts, and allowances are carried based on historical experience.

STORE CLOSING AND IMPAIRMENT CHARGES

In fiscal 2002, the Company adopted the provisions of SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." Under this pronouncement, the costs of closing stores, including lease termination costs, fixed assets writeoffs and severance, as applicable, are recorded when the store is closed or when a binding agreement is reached with the landlord to close the store. In fiscal 2001 and 2000, such costs were recorded when the decision was made to close a store.

Asset impairment tests are performed at least annually, on a store-by-store basis. After allowing for an appropriate start-up period, unusual nonrecurring events, or favorable trends, property and equipment of stores indicated as impaired are written down to fair value.

INCOME TAXES

Provision is made for the tax effects of timing differences between financial and tax reporting. These differences relate principally to employee benefit plans, bad debt reserves, inventory and depreciation.

EARNINGS PER SHARE

Basic earnings per share is calculated using only the outstanding shares of common stock. Diluted earnings per share is calculated using all outstanding shares, unvested restricted stock and the dilutive effect, if any, of stock options.

COMPREHENSIVE INCOME

Comprehensive income includes all changes in equity except those resulting from investments by and distributions to shareholders. The Accumulated Other Comprehensive Loss for the Company is comprised of cumulative foreign currency translation adjustments of $7.6 million, $9.3 million, and $7.1 million in fiscal 2002, 2001, and 2000, respectively, and unrealized losses on derivative financial instruments used for hedging activities of $3.5 million and $0.7 million in fiscal 2002 and 2001, respectively.

STOCK-BASED COMPENSATION

As of February 1, 2003, the Company had four stock-based compensation plans, which are described more fully in Note 16 to the Consolidated Financial Statements. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees and related interpretations." Compensation expense is recognized in net earnings for stock appreciation units, stock performance plans and restricted stock grants. No stock-based employee compensation cost is reflected in net earnings for stock options, as all option grants had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock options outstanding.

	2002	2001	2000
Net earnings (loss), as reported	$45,172	$(3,962)	$36,365
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effect	(1,977)	(1,334)	(1,801)
Pro forma net earnings (loss)	$43,195	$(5,296)	$34,564
Earnings (loss) per share:			
Basic – as reported	$ 2.60	$ (.23)	$ 2.06
Basic – pro forma	2.49	(.31)	1.96
Diluted – as reported	2.52	(.23)	2.04
Diluted – pro forma	2.41	(.31)	1.94

[2] EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share (in thousands except per share amounts):

	2002	2001	2000
NUMERATOR			
Net earnings (loss)	$45,172	$(3,962)	$36,365
DENOMINATOR (SHARES)			
Denominator for basic earnings (loss) per common share	17,367	17,188	17,670
Dilutive effect of unvested restricted stock and stock options	572	351	176
Denominator for diluted earnings (loss) per common share	17,939	17,539	17,846
Basic earnings (loss) per common share	$ 2.60	$ (.23)	$ 2.06
Diluted earnings (loss) per common share	$ 2.52	$ (.23)	$ 2.04

[3] NONRECURRING AND RESTRUCTURING CHARGES

In the fourth quarter of 2001, the Board of Directors of the Company approved the implementation of various initiatives to improve the Company's competitive position, reduce expenses and improve profitability that led to nonrecurring and restructuring charges totaling $41.4 million before taxes and $27.3 million aftertax. Following is a summary of the charges on a pretax basis:

- $16.8 million to close 97 under-performing domestic Naturalizer retail stores.
- $16.0 million to write down inventory at Famous Footwear to accelerate the clearance of older merchandise as part of its initiative to improve inventory turns and "freshness."
- $3.5 million of severance costs related to the elimination of 117 positions in the Company's Information Systems, Finance and Human Resources functions as it moves to a new Shared Services platform.
- $3.9 million of costs associated with the transition to new management at the Famous Footwear division. This charge is primarily related to the retirement of the former President of this division.
- $1.2 million for the write-off of goodwill from the Company's investment in its Shoes.com e-commerce venture.

In the fourth quarter of fiscal 2002, the Company substantially completed these restructurings and determined a portion of the reserves provided in fiscal 2001 would not be needed. Accordingly, a $2.0 million recovery was recorded in earnings of which $0.9 million related to the Naturalizer retail store closing reserves and $1.1 million related to the severance reserve to implement the Shared Services platform.

The Naturalizer retail store closing initiative originally identified 97 under-performing stores to be closed. During fiscal 2002, the Company decided to keep four of these stores open and to close an additional 13 stores. As a result, a total of 106 stores were included under this program. In the fourth quarter of fiscal 2002, the Company completed negotiations with landlords to buy out of the remaining store leases and completed the closing of all but one store. Assessment of remaining reserve needs indicated $0.9 million of the originally established reserve was not needed, and it was reversed to earnings. The remaining reserve balance of $0.5 million primarily represents remaining payments to be made to landlords in early fiscal 2003. Following is a summary of the activity in the reserve, by category of cost (in millions of dollars):

	LEASE BUYOUTS	INVENTORY MARKDOWNS	FIXED ASSET WRITEOFFS	EMPLOYEE SEVERANCE	TOTAL
Original charge & reserve balance	$8.3	$4.1	$4.1	$0.3	$16.8
Expenditures in fiscal 2001	(0.5)	(0.5)	(0.3)	—	(1.3)
Expenditures in fiscal 2002	(6.8)	(2.7)	(4.4)	(0.2)	(14.1)
(Excess) shortfall recorded in earnings in 2002	(0.6)	(0.8)	0.6	(0.1)	(0.9)
Reserve balance February 1, 2003	$0.4	$0.1	$ —	$ —	$ 0.5

The severance reserve established to implement a new Shared Service platform provided costs to eliminate 117 positions. As of February 1, 2003, 88 positions had been eliminated resulting in $2.1 million of the reserve being expended, with an additional $0.3 million remaining in the reserve that will be paid out to certain of the terminated employees in fiscal 2003. Due to personnel attrition and transfer to other positions, fewer personnel were terminated than originally planned, leaving the $1.1 million of the reserve as excess. This excess was reversed to income in the fourth quarter of fiscal 2002.

The 2001 pretax charges totaled $41.4 million, of which $20.1 million was reflected in Cost of Goods Sold, $20.1 million in Selling and Administrative Expenses, and $1.2 million in Other Expense. A tax benefit of $14.1 million was associated with the nonrecurring charges. The 2002 pretax recoveries totaled $2.0 million, of which $0.8 million is reflected in Cost of Goods Sold and $1.2 million in Selling and Administrative Expenses. A tax provision of $0.8 million was associated with the recoveries.

[4] RETIREMENT AND OTHER BENEFIT PLANS

The Company's pension plans substantially cover all full-time United States employees. Under the plans, salaried, management and certain hourly employees' pension benefits are based on the employee's highest consecutive five years of compensation during the 10 years before retirement; hourly employees' and union members' benefits are based on stated amounts for each year of service. The Company's funding policy for all plans is to make the minimum annual contributions required by applicable regulations.

Pension plan assets are invested primarily in listed stocks, treasury bonds and corporate bonds. The plan assets are valued at fair value based on quoted market values. In order to reduce volatility of returns on the investments and in its funded position, the Company uses various hedging investments.

The Company also maintains an unfunded Supplemental Executive Retirement Plan. The projected benefit obligation was $8.0 million and the accumulated benefit obligation was $4.4 million as of February 1, 2003, and $9.6 million and $6.6 million, respectively, as of February 2, 2002.

In addition to providing pension benefits, the Company sponsors unfunded defined benefit postretirement health and life insurance plans that cover both salaried and hourly employees who had become eligible for benefits by January 1, 1995. The postretirement health care plans are offered on a shared-cost basis only to employees electing early retirement. This coverage ceases when the employee reaches age 65 and becomes eligible for Medicare. The retirees' contributions are adjusted annually and the Company intends to continue to increase retiree contributions in the future. The life insurance plans provide coverage ranging from $1,000 to $38,000 for qualifying retired employees.

The following table sets forth the plans' changes in benefit obligations and plan assets as well as amounts recognized in the Company's Consolidated Balance Sheets at February 1, 2003, and February 2, 2002 (in thousands):

	PENSION BENEFITS		OTHER POSTRETIREMENT BENEFITS	
	2002	2001	2002	2001
Benefit obligation at beginning of year	$113,825	$109,926	$ 4,915	$ 4,962
Service cost	4,521	4,433	—	1
Interest cost	7,407	7,583	299	327
Plan participants' contributions	—	—	241	273
Plan amendments	110	800	—	—
Actuarial loss (gain)	7,475	3,969	(15)	136
Gross benefits paid	(11,779)	(12,886)	(708)	(784)
Benefit obligation at end of year	$121,559	$113,825	$ 4,732	$ 4,915
Fair value of plan assets at beginning of year	$164,693	$161,389	$ —	$ —
Actual return on plan assets	1,489	13,340	—	—
Employer contributions	3,435	2,850	467	511
Plan participants' contributions	—	—	241	273
Gross benefits paid	(11,779)	(12,886)	(708)	(784)
Fair value of plan assets at end of year	$157,838	$164,693	$ —	$ —
Funded status at end of year	$ 36,279	$ 50,868	$(4,732)	$(4,915)
Unrecognized net actuarial (gain) loss	7,364	(11,549)	(340)	(643)
Unrecognized prior service cost	1,775	1,810	(105)	(315)
Net amount recognized at end of year	$ 45,418	$ 41,129	$(5,177)	$(5,873)
Amounts recognized in the consolidated balance sheets consist of:				
Prepaid benefit cost	$ 49,845	$ 47,761	$ —	$ —
Accrued benefit cost	(4,427)	(6,632)	(5,177)	(5,873)
Net amount recognized at end of year	$ 45,418	$ 41,129	$(5,177)	$(5,873)

Net periodic benefit cost (income) for 2002, 2001 and 2000 included the following components (in thousands):

	PENSION BENEFITS			OTHER POSTRETIREMENT BENEFITS		
	2002	2001	2000	2002	2001	2000
Service cost	$ 4,521	$ 4,433	$ 4,431	$ —	$ 1	$ 4
Interest cost	7,407	7,583	7,497	299	327	354
Expected return on assets	(13,147)	(12,943)	(11,709)	—	—	—
Amortization of:						
Actuarial (gain) loss	131	300	133	(319)	(313)	(462)
Prior service cost	235	45	50	(209)	(209)	(209)
Settlement cost	—	1,300	—	—	—	—
Total net periodic benefit cost (income)	$ (853)	$ 718	$ 402	$(229)	$(194)	$(313)

	PENSION BENEFITS		OTHER POSTRETIREMENT BENEFITS	
	2002	2001	2002	2001
WEIGHTED-AVERAGE ASSUMPTIONS				
Discount rate	6.25%	6.75%	6.25%	6.75%
Expected return on plan assets	9.00%	9.50%	n/a	n/a
Rate of compensation increase	4.25%	4.50%	n/a	n/a

For measurement purposes, an 8.0% medical trend rate for health care benefits was assumed. A one-percentage-point change in assumed health care cost trend rates would not have a material impact on service and interest cost and the postretirement benefit obligation.

The Company's defined contribution 401(k) plan covers salaried and certain hourly employees. Company contributions represent a partial matching of employee contributions generally up to a maximum of 3.5% of the employee's salary. The Company's expense for this plan was $2.4 million in 2002, $2.5 million in 2001 and $2.6 million in 2000.

[5] INCOME TAXES

The components of earnings (loss) before income taxes consisted of domestic earnings (loss) before income taxes of $31.3 million, $(42.9) million and $28.7 million, in 2002, 2001 and 2000, respectively, and foreign earnings before income taxes of $30.2 million, $29.6 million, and $23.7 million in 2002, 2001 and 2000, respectively.

The components of income tax expense (benefit) on earnings were as follows (in thousands):

	2002	2001	2000
FEDERAL			
Current	$ 6,705	$(4,536)	$ 8,346
Deferred	5,458	(8,438)	1,836
	12,163	(12,974)	10,182
STATE	2,573	(14)	2,342
FOREIGN	1,591	3,719	3,468
Total income tax expense (benefit)	$16,327	$(9,269)	$15,992

The Company made federal, state and foreign tax payment, net of refunds, of $1.8 million, $12.5 million and $13.9 million in fiscal 2002, 2001 and 2000, respectively.

The differences between the tax expense reflected in the financial statements and the amounts calculated at the federal statutory income tax rate of 35% were as follows (in thousands):

	2002	2001	2000
Income taxes at statutory rate	$21,525	$(4,631)	$18,325
State income taxes, net of federal tax benefit	1,672	(9)	1,522
Foreign earnings taxed at lower rates	(7,874)	(5,834)	(4,384)
Operating loss of majority-owned subsidiary with no tax benefit	396	935	77
Other	608	270	452
Total income tax expense (benefit)	$16,327	$(9,269)	$15,992

Significant components of the Company's deferred income tax assets and liabilities were as follows (in thousands):

	FEBRUARY 1, 2003	FEBRUARY 2, 2002
DEFERRED TAX ASSETS		
Foreign tax credit carryforwards	$ 7,424	$ 6,423
Employee benefits, compensation and insurance	6,482	5,407
Inventory capitalization and inventory reserves	5,441	8,941
Postretirement and postemployment benefit plans	2,404	2,571
Allowance for doubtful accounts	2,244	1,696
Depreciation	2,240	3,002
Store closing reserves	163	3,103
Other	12,797	10,209
Total deferred tax assets	39,195	41,352
DEFERRED TAX LIABILITIES		
Retirement plans	(15,640)	(14,355)
LIFO inventory valuation	(9,540)	(9,802)
Other	(4,057)	(3,093)
Total deferred tax liabilities	(29,237)	(27,250)
Net deferred tax asset	$ 9,958	$ 14,102

At the end of fiscal 2002, the Company had foreign tax credit carryforwards of $7.4 million, which expire in fiscal 2006. No valuation allowance is deemed necessary for the foreign tax credit carryforward or the net deferred tax asset as of February 1, 2003, as management believes it is more likely than not the deferred tax asset will be fully realized.

As of February 1, 2003, no deferred taxes have been provided on the accumulated unremitted earnings of the Company's foreign subsidiaries that are not subject to United States income tax. The Company's intention is to reinvest these earnings indefinitely or to repatriate the earnings only when it is tax effective to do so. If these amounts were not considered permanently reinvested, additional deferred taxes of approximately $19.3 million would have been provided.

[6] BUSINESS SEGMENT INFORMATION

The Company's reportable segments include Famous Footwear, Wholesale operations, and Naturalizer Retail.

Famous Footwear, which represents the Company's largest division, operated 918 stores at the end of fiscal 2002, selling branded footwear for the entire family.

Wholesale operations source and market branded, licensed and private-label footwear primarily to department stores, mass merchandisers and company-owned Naturalizer Retail and Famous Footwear stores.

Naturalizer Retail specialty store operations include 217 stores in the United States and 172 stores in Canada at year-end, selling primarily Naturalizer brand footwear in regional malls and outlet centers.

The "Other" segment includes the corporate assets and general and administrative expenses, which are not allocated to the operating units. It also includes the Company's investment in its majority-owned subsidiary Shoes.com, Inc., a footwear e-commerce company.

The Company's reportable segments are operating units that market to different customers and are each managed separately as they distribute their products on a retail or wholesale basis. An operating segment's performance is evaluated and resources allocated based on operating profit. Operating profit represents gross profit less selling and administrative expenses and other operating income or expense. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Intersegment sales are generally recorded at a profit to the selling division. All intersegment profits related to inventory on hand at the purchasing division are eliminated against the earnings of the selling division.

In fiscal 2001, the impact of the nonrecurring charges on operating earnings was as follows:

- Famous Footwear – $16.5 million primarily related to inventory markdowns.
- Wholesale Operations – $0.5 million related to severance.
- Naturalizer Retail – $16.8 million to close underperforming domestic Naturalizer stores.
- Other – $6.4 million related to severance associated with the Company's Shared Services project and the transition to new management at Famous Footwear.

In fiscal 2002, the impact of the nonrecurring recoveries from charges recorded in fiscal 2001 on operating earnings was as follows:

- Naturalizer Retail – $0.9 million of excess store closing reserve.
- Other – $1.1 million of excess severance reserve.

THOUSANDS	FAMOUS FOOTWEAR	WHOLESALE OPERATIONS	NATURALIZER RETAIL	OTHER	TOTAL
FISCAL 2002					
External sales	$1,075,193	$566,410	$195,426	$ 4,414	$1,841,443
Intersegment sales	—	134,728	—	—	134,728
Depreciation and amortization	15,607	2,585	4,137	2,562	24,891
Operating profit (loss)	46,291	55,175	1,426	(22,353)	80,539
Operating profit (loss) before nonrecurring credits	46,291	55,175	514	(23,453)	78,527
Operating segment assets	361,601	227,468	65,642	50,637	705,348
Capital expenditures	18,438	1,844	5,156	210	25,648
FISCAL 2001					
External sales	$1,044,419	$503,326	$206,957	$ 1,146	$1,755,848
Intersegment sales	—	126,980	—	—	126,980
Depreciation and amortization	15,143	2,847	4,896	3,821	26,707
Operating profit (loss)	8,964	51,598	(18,619)	(25,772)	16,171
Operating profit (loss) before nonrecurring charges	25,479	52,048	(1,863)	(19,336)	56,328
Operating segment assets	379,868	195,090	70,731	54,781	700,470
Capital expenditures	15,998	1,979	6,957	1,385	26,319
FISCAL 2000					
External sales	$1,033,747	$447,588	$203,524	$ —	$1,684,859
Intersegment sales	—	136,061	—	—	136,061
Depreciation and amortization	14,864	2,860	4,701	1,528	23,953
Operating profit (loss)	58,032	30,986	(3,765)	(13,680)	71,573
Operating segment assets	403,520	199,708	86,371	50,470	740,069
Capital expenditures	18,683	1,859	8,672	1,314	30,528

Following is a reconciliation of operating profit to earnings (loss) before income taxes:

	2002	2001	2000
Total operating profit	$80,539	$ 16,171	$71,573
Interest expense	12,236	20,240	18,823
Loss on early redemption of debt	—	7,556	—
Non-operating other expense	6,804	1,606	393
Earnings (loss) before income taxes	$61,499	$(13,231)	$52,357

For geographic purposes, the domestic operations include the wholesale distribution of branded, licensed and private-label footwear to a variety of retail customers, and nationwide operation of the Famous Footwear and Naturalizer chains of footwear stores.

The Company's foreign operations primarily consist of wholesale distribution operations in the Far East and wholesaling and retailing in Canada. The Far East operations include "first-cost" operations, where footwear is sold at foreign ports to customers who then import the footwear into the United States.

A summary of the Company's net sales and long-lived assets by geographic area were as follows (in thousands):

	2002	2001	2000
NET SALES			
United States	$1,494,506	$1,429,617	$1,397,536
Far East	277,314	252,729	215,079
Canada	71,151	76,195	74,127
Latin America, Europe and other	247	69	25
Inter-area transfers	(1,775)	(2,762)	(1,908)
	$1,841,443	$1,755,848	$1,684,859
LONG-LIVED ASSETS			
United States	$ 152,435	$ 150,487	$ 153,910
Far East	11,077	11,040	11,628
Canada	13,333	12,297	11,664
Latin America, Europe and other	334	164	135
	$ 177,179	$ 173,988	$ 177,337

Long-lived assets consisted primarily of property and equipment, prepaid pension costs, goodwill, trademarks and other assets.

[7] GOODWILL AND OTHER INTANGIBLE ASSETS

Effective at the beginning of fiscal 2002, the Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets." This statement requires goodwill and intangible assets with indefinite lives no longer be amortized but instead be tested for impairment at least annually. Accordingly, all goodwill and indefinite-lived intangible asset amortization ceased at the beginning of fiscal 2002. During the fourth quarter of fiscal 2002, the Company performed the required impairment tests, which resulted in a net impairment charge of $0.7 million related to an intangible asset of the Company's e-commerce business. On an ongoing basis, the Company will perform impairment tests during the fourth quarter of each fiscal year, unless events indicate an interim test is required.

In fiscal 2001 and fiscal 2000, goodwill and indefinite-lived intangible asset amortization was $1.2 million, or $0.07 per share, and $0.7 million, or $0.04 per share, on an aftertax basis.

As of February 1, 2003, goodwill of $18.2 million (net of $10.8 million accumulated amortization) and intangible assets of $0.4 million (net of $1.0 million accumulated amortization) were attributable to the Company's operating segments as follows: $3.5 million for Famous Footwear, $10.3 million for Wholesale operations, $4.6 million for Naturalizer Retail and $0.2 for the "Other" segment.

[8] PROPERTY AND EQUIPMENT

Property and equipment consisted of the following (in thousands):

	FEBRUARY 1, 2003	FEBRUARY 2, 2002
Land and buildings	$ 31,075	$ 30,730
Leasehold improvements	73,993	70,073
Furniture, fixtures and equipment	150,898	150,847
	255,966	251,650
Allowances for depreciation and amortization	(171,153)	(165,904)
	$ 84,813	$ 85,746

Under the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," charges included in selling and administrative expense for impaired assets of $1.7 million, $0.7 million and $1.1 million were recognized in fiscal 2002, 2001 and 2000, respectively. Fair value was based on estimated future cash flows to be generated by retail stores, discounted at a market rate of interest.

[9] LONG-TERM AND SHORT-TERM FINANCING ARRANGEMENTS

Long-term debt, including capitalized lease obligations, net of unamortized discounts, consisted of the following (in thousands):

	FEBRUARY 1, 2003	FEBRUARY 2, 2002
Revolving Credit Agreement	$100,000	$100,000
7.36% Senior Notes, payments of $10,000 due annually through 2003	10,000	20,000
7.125% Debentures due 2003	10,000	10,000
7.07%-8.83% Debentures due 2002	—	18,550
Capitalized lease obligations	3,493	3,491
	$123,493	$152,041

Maturities of long-term debt and capitalized lease obligations for 2003 through 2007 are: 2003 – $20.0 million; 2004 – $0.5 million; 2005 – $0.6 million; 2006 – $100.6 million, and 2007 – $0.6 million.

In December 2001, the Company entered into a five-year, secured $350 million revolving bank credit agreement. The amount that can be borrowed under this agreement is based on Availability, which is the sum of eligible accounts receivable and inventory less certain adjustments, less outstanding borrowings and letters of credit. If Availability falls below certain levels, certain

covenants are triggered including fixed charge coverage requirements if below $35 million and default if below $25 million. The agreement includes certain other covenants and restrictions. Interest on borrowings under the credit agreement is at varying rates based on the LIBOR rate or the Base Rate, as defined. There is a fee payable on the unused amount of the facility.

At February 1, 2003, the Company had $129.0 million of borrowings outstanding and $18.7 million in letters of credit outstanding under the revolving bank credit agreement. Total additional borrowing Availability was approximately $127 million at the end of 2002. Of these borrowings, $100 million have been classified as long-term on the Balance Sheet, as the Company does not expect these to be repaid in fiscal 2003. The Company has interest rate swap agreements, expiring between October 2004 and October 2006, that convert variable rate interest payable on $100 million of long-term borrowings under the revolving credit agreement to a fixed rate of 6.88%. The other $29.0 million of borrowings under the revolving bank credit agreement (classified as short-term notes payable on the balance sheet) has an average interest rate of 3.9%.

The revolving bank credit agreement and the 7.36% Senior Notes are secured by the accounts receivable and inventory of the parent company and its wholly owned domestic and Canadian subsidiaries. The 7.125% debentures are unsecured.

The maximum amount of short-term borrowings under the current and previous revolving bank credit arrangements at the end of any month was $82.6 million in 2002 and $97.0 million in 2001. The average short-term borrowings during the year were $34.6 million in 2002 and $79.7 million in 2001. The weighted average interest rates approximated 4.5% in 2002 and 6.3% in 2001.

Cash payments of interest for fiscal 2002, 2001 and 2000 were $12.9 million, $23.2 million and $18.3 million, respectively.

In January 2002, the Company redeemed its 9.5%-$100 million notes scheduled to mature in 2006. The call premium and the write-off of deferred debt issuance expenses associated with this debt and the Company's previous revolving credit agreement, totaling $7.6 million, pretax ($4.9 million aftertax), were recorded as an extraordinary loss in the fourth quarter of fiscal 2001. In fiscal 2002, the Company adopted SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." The impact of adopting this statement was the reclassification of the fiscal 2001 extraordinary loss to a separate line item on the Consolidated Earnings statement.

[10] LEASES

The Company leases all of its retail locations and certain other equipment and facilities. Approximately half of the retail store leases are subject to renewal options for varying periods.

In addition to minimum rental payments, certain of the retail store leases require contingent payments based on sales levels.

Rent expense for operating leases amounted to (in thousands):

	2002	2001	2000
Minimum payments	$115,303	$108,729	$ 99,107
Contingent payments	699	1,233	2,831
	$116,002	$109,962	$101,938

Future minimum payments under noncancelable operating leases with an initial term of one year or more were as follows at February 1, 2003 (in thousands):

2003	$115,441
2004	103,330
2005	84,401
2006	68,366
2007	55,928
Thereafter	153,739
Total minimum lease payments	$581,205

The Company is contingently liable for lease commitments of approximately $16 million, which primarily relate to the Cloth World and Meis specialty retailing chains, which were sold in prior years.

[11] DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses derivative financial instruments, primarily foreign exchange contracts and interest rate swaps, to reduce its exposure to market risks from changes in foreign exchange rates and interest rates. These derivatives, designated as cash flow hedges, are used to hedge the procurement of footwear from foreign countries and the variability of cash flows paid on variable-rate debt. The Company is exposed to credit-related losses in the event of nonperformance by counterparties

to these financial instruments. Counterparties to these agreements are, however, major international financial institutions, and the risk of loss due to nonperformance is believed to be minimal.

The Company enters into foreign exchange instruments to hedge foreign currency transactions on a continuous basis for periods consistent with its committed exposures. The terms of these instruments are generally less than one year. The primary purpose of the foreign currency hedging activities is to protect the Company from the risk that eventual cash outflows, resulting from the purchases of inventory from foreign suppliers, could be adversely affected by changes in exchange rates.

The Company's outstanding derivative financial instruments related to foreign exchange risk consisted of the following (in thousands of U.S. dollars):

	FEBRUARY 1, 2003	FEBRUARY 2, 2002
DELIVERABLE FINANCIAL INSTRUMENTS		
Euro	$12,100	$4,400
Canadian dollars	5,000	1,300
Japanese yen and other currencies	1,000	800
NON-DELIVERABLE FINANCIAL INSTRUMENTS		
New Taiwanese dollars	5,200	1,400
	$23,300	$7,900

Unrealized gains related to these instruments, based on dealer-quoted prices, were $0.8 million and $0.1 million at February 1, 2003, and February 2, 2002, respectively.

At the end of 2002, the Company had interest rate swap agreements, expiring between October 2004 and October 2006, that convert variable rate interest payable on $100 million of long-term borrowings under its revolving bank credit agreement to a fixed rate of 6.88%. Unrealized losses on these swap agreements, based on order-quoted prices, were $6.2 million at February 1, 2003, and $1.2 million at February 2, 2002.

During 2002 and 2001, changes in the fair value of derivatives, net of reclassifications from Other Comprehensive Income to earnings, resulted in a decrease in Other Comprehensive Income of $2.8 million and $0.7 million, net of taxes, respectively. Reclassifications to net earnings were income of $0.3 million in 2002 and expense of $0.1 million in 2001. During 2002 and 2001, ineffective hedges were not material.

[12] FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and fair values of the Company's financial instruments at February 1, 2003, and February 2, 2002, are (in thousands):

	2002		2001	
	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
LIABILITIES				
Long-term debt, including current maturities	$123,493	$124,130	$152,041	$153,345

The fair value of the Company's long-term debt was based upon the borrowing rates currently available to the Company for financing arrangements with similar terms and maturities.

Carrying amounts reported on the balance sheet for cash, cash equivalents, receivables and notes payable approximate fair value due to the short-term maturity of these instruments.

[13] CONCENTRATIONS OF CREDIT RISK

Financial instruments, which potentially subject the Company to significant concentration of credit risk, consisted primarily of cash, cash equivalents and trade accounts receivable.

The Company maintains cash and cash equivalents and certain other financial instruments with various financial institutions. The financial institutions are located throughout the world, and the Company's policy is designed to limit exposure to any one institution or geographic region. The Company's periodic evaluations of the relative credit standing of these financial institutions are considered in the Company's investment strategy.

The Company's footwear wholesaling businesses sell primarily to department stores, mass merchandisers, and independent retailers across the United States and Canada. Receivables arising from these sales are not collateralized; however, a portion is covered by documentary letters of credit. Credit risk is affected by conditions or occurrences within the economy and the retail industry. The Company maintains an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers and historical trends.

[14] COMMITMENTS AND CONTINGENCIES

The Company is involved in environmental remediation and ongoing compliance activities at several sites.

The Company is remediating, under the oversight of Colorado authorities, the groundwater and indoor air at its owned facility in Colorado and residential neighborhoods adjacent to and near the property that have been affected by solvents previously used at the facility. During fiscal 2002, 2001 and 2000, the Company incurred charges of $4.1 million, $1.4 million and $3.0 million, respectively, related to this remediation.

In March 2000, a class-action lawsuit was filed in Colorado State Court (District for the City and County of Denver) related to the Colorado site described above against the Company, a prior operator at the site and two individuals. Plaintiffs allege claims for trespass, nuisance, strict liability, negligence and exemplary damages arising from the alleged release of solvents that are contaminating the groundwater and indoor air in the areas adjacent to and near the site. In July 2002, the court granted the plaintiffs' motion for class certification and scheduled a trial for early 2003. The plaintiffs are seeking damages of approximately $80 million for diminution in property values and remediation damages to their property, and unspecified damages, such as for loss of use and enjoyment and discomfort. The Company is vigorously contesting this lawsuit, believes it has meritorious defenses and believes the specified claims are without merit. In May 2001, the Company filed a lawsuit in the Federal district court in Denver seeking contribution from parties the Company believes to have contributed to pollution in and around the Colorado site. In addition, the Company filed suit against another such party in February 2003 in Colorado State Court. The Company is not able to assess the ultimate outcome of these matters, but it does not believe these proceedings will have a material adverse effect on the Company's consolidated financial position. This belief is based upon the Company's current assessment of its legal position and anticipated recoveries from, and/or allocations of damages (if any), to third parties. It is possible, however, future results of operations for any particular quarter or annual period could be materially affected by changes in facts or assumptions related to this matter.

The Company has completed its remediation efforts at its closed New York tannery and two associated landfills. In 1995, state environmental authorities reclassified the status of these sites as being properly closed and requiring only continued maintenance and monitoring over the next 21 years.

In addition, various federal and state authorities have identified the Company as a potentially responsible party for remediation at certain landfills from the sale or disposal of solvents and other by-products from the closed tannery and shoe manufacturing facilities.

Based on information currently available, the Company had an accrued liability of $7.3 million, as of February 1, 2003, to complete the cleanup at all sites. The ultimate cost may vary.

While the Company currently does not operate U.S. manufacturing facilities, prior operations included numerous manufacturing and other facilities for which the Company may have responsibility under various environmental laws for the remediation of conditions that may be identified in the future.

The Company also is involved in legal proceedings and litigation arising in the ordinary course of business. In the opinion of management, after consulting with legal counsel, the outcome of such ordinary course of business proceedings and litigation currently pending will not have a materially adverse effect on the Company's results of operations or financial position.

The Company is a guarantor of an Industrial Development Bond financing of $3.5 million for a manufacturing and warehouse facility in Bedford County, Pennsylvania. These facilities, and the business that operated them, were sold to another party in 1985, which assumed this obligation. This financing is scheduled to be paid annually beginning in 2004 through 2009. In order for the Company to incur any liability related to this guarantee, the current owners would have to default. At this time, the Company does not believe this is reasonably likely to occur.

[15] COMMON STOCK

The Company's common stock has a par value of $3.75 per share and 100,000,000 shares are authorized. At February 1, 2003 and February 2, 2002, there were 17,682,682 shares and 17,483,585 shares outstanding, net of 4,323,215 shares and 4,522,312 shares held in treasury, respectively. The stock is listed and traded on the New York and Chicago Stock Exchanges (symbol BWS). There were approximately 5,100 shareholders of record at February 1, 2003.

The Company has a Shareholder Rights Plan under which each outstanding share of the Company's common stock carries one Common Stock Purchase Right. The rights may only become exercisable under certain

circumstances involving acquisition of the Company's common stock by a person or group of persons without the prior written consent of the Company. Depending on the circumstances, if the rights become exercisable, the holder may be entitled to purchase shares of the Company's common stock or shares of common stock of the acquiring person at discounted prices. The rights will expire on March 18, 2006, unless they are earlier exercised, redeemed or exchanged.

[16] STOCK OPTION AND STOCK RELATED PLANS

The Company has stock option, stock appreciation, restricted stock and stock performance plans under which certain officers, employees and members of the board of directors are participants.

All stock options are granted at market value. Stock appreciation units also have been granted in tandem with certain options. Such units entitle the participant to receive an amount, in cash and/or stock, equal to the difference between the current market value of a share of stock at the exercise date and the option price of such share of stock. The options and appreciation units generally become exercisable one year from the date of grant at a rate of 25% per year and are exercisable for up to 10 years from date of grant. Since the stock appreciation rights are issued in tandem with stock options, the exercise of either cancels the other. As of February 1, 2003, 1,480,333 additional shares of common stock were available to be granted in the form of options, restricted stock or stock performance units.

The Company has elected to follow Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its employee stock options instead of the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2002, 2001 and 2000, respectively: risk-free interest rates of 4.9%, 5.1%, and 6.6%; dividend yields of 2.2%, 2.4% and 4.0%; volatility factors of the expected market price of the Company's common stock of .47, .45 and .39; and a weighted-average expected life of the option of seven years. The weighted average fair value of options granted during 2002, 2001 and 2000 was $8.13, $7.04 and $3.44 per share, respectively.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is presented in Note 1.

The following summary sets forth the Company's stock option and stock appreciation rights activity for the three years ended February 1, 2003:

	NUMBER OF OPTION SHARES	NUMBER OF APPRECIATION UNITS	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding January 29, 2000	1,851,245	217,033	$18
Granted	603,000	—	10
Exercised	—	—	—
Terminated	(267,820)	—	17
Outstanding February 3, 2001	2,186,425	217,033	18
Granted	112,200	—	17
Exercised	(160,321)	(59,816)	14
Terminated	(323,804)	(6,556)	16
Outstanding February 2, 2002	1,814,500	150,661	16
Granted	454,750	—	18
Exercised	(172,000)	—	14
Terminated	(215,500)	(57,015)	16
Outstanding February 1, 2003	1,881,750	93,646	$16

Following is a summary of stock options outstanding as of February 1, 2003, which have exercise prices ranging from $10 to $38:

	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE REMAINING LIFE (YEARS)
OPTIONS OUTSTANDING			
Price under $20	1,775,250	$16	7
Price $20 or over	106,500	25	5
	1,881,750	16	7
OPTIONS EXERCISABLE			
Price under $20	1,062,188	16	6
Price $20 or over	100,500	25	4
	1,162,688	$17	6

At February 2, 2002, 1,133,644 options with a weighted average exercise price of $17 were exercisable. At February 3, 2001, 1,036,206 options with a weighted average exercise price of $17 were exercisable.

Under the Company's restricted stock program, common stock of the Company may be granted at no cost to certain officers and key employees. Plan participants are entitled to cash dividends and to vote their respective shares. Restrictions limit the sale or transfer of these shares during an eight-year period whereby the restrictions lapse on 50% of these shares after four years, 25% after six years and the remaining 25% after eight years. Upon issuance of stock under the plan, unearned compensation equivalent to the market value at the date of grant is charged to shareholders' equity and subsequently amortized to expense over the eight-year restriction period. In fiscal 2002 and 2001, net shares granted were 38,000 and 29,750, respectively. In fiscal 2000, there were net forfeitures of 21,500 restricted shares. Compensation expense related to these shares was $0.7 million, $1.0 million and $0.6 million in 2002, 2001 and 2000, respectively.

Under the Company's stock performance plan, common stock may be awarded at the end of the performance period at no cost to certain officers and key employees if certain financial goals are met. Compensation expense is recorded over the performance period based on the anticipated number of shares to be awarded. Compensation expense for performance shares was $1.3 million in 2002 based on a new grant. In fiscal 2001, projections indicated there would be no awards at the end of the performance periods for grants made in 2001 and prior years. Accordingly, accrued expenses for those plans were reversed, resulting in income in 2001 of $0.8 million. In 2000, compensation expense was $0.5 million

[17] SUPPLEMENTARY INFORMATION

BALANCE SHEET

Cash equivalents of $33.3 million and $17.4 million at February 1, 2003 and February 2, 2002, respectively, are stated at cost, which approximates fair value.

STATEMENT OF CONSOLIDATED EARNINGS

Advertising and marketing costs totaled $55.0 million, $52.8 million and $55.2 million in 2002, 2001 and 2000, respectively.

Other Expense (Income) consisted of the following (in thousands):

	2002	2001	2000
Interest income	$ (402)	$ (1,329)	$ (2,245)
Gain on sale of fixed assets	—	(1,861)	—
Amortization/writeoff of intangibles	702	2,574	849
Environmental charges	4,410	1,435	2,959
Other, net	1,773	669	(1,399)
Total	$6,483	$ 1,488	$ 164

MANAGEMENT REPORT ON RESPONSIBILITY FOR FINANCIAL REPORTING

The management of Brown Shoe Company, Inc. has the responsibility for preparing the accompanying financial statements and for their integrity and objectivity. The statements were prepared in accordance with generally accepted accounting principles, and are not misstated due to material fraud or error. The financial statements include amounts that are based on management's best estimates and judgments. Management also prepared the other information in the annual report and is responsible for its accuracy and consistency with the financial statements.

The Company's financial statements have been audited by Ernst & Young LLP, independent auditors. Management has made available to Ernst & Young LLP all the Company's financial records and related data, as well as the minutes of shareholders' and directors' meetings. Furthermore, management believes that all representations made to Ernst & Young LLP during its audit were valid and appropriate.

The Audit Committee of Brown Shoe Company, Inc. Board of Directors is comprised of four independent directors. The Committee meets regularly with the Company's internal auditors, Ernst & Young LLP, and management. The purpose of these meetings is to review, among other things, the scope and results of the annual audit, the internal audit activities and the system of internal accounting control. To ensure complete independence, Ernst & Young LLP and the internal audit staff have direct access to the Audit Committee without the presence of management to discuss the results of their examinations.

Management of the Company has established and maintains a system of internal controls that provides reasonable assurance as to the integrity and reliability of the financial statements, the protection of assets from unauthorized use or disposition, and the prevention and detection of fraudulent financial reporting. The system of internal controls provides for appropriate division of responsibility and is documented by written policies and procedures that are communicated to employees with significant roles in the financial reporting process and updated as necessary. The Company maintains an internal auditing program that independently assesses the effectiveness of the internal controls and recommends possible improvements thereto. Management believes that the Company's system of internal controls is adequate to accomplish the objectives discussed herein.

Management also recognizes its responsibility for fostering a strong ethical climate so that the Company's affairs are conducted according to the highest standards of personal and corporate conduct. This responsibility is characterized and reflected in the Company's code of conduct, which is published throughout the Company. The code of conduct addresses, among other things, the necessity of ensuring open communication within the Company; potential conflicts of interest; compliance with all domestic and foreign laws, including those relating to financial disclosure; and the confidentiality of proprietary information. The Company maintains a program to systematically assess compliance with these policies. The results of this compliance program are discussed with the Audit Committee.

Ronald A. Fromm
Chief Executive Officer

Andrew M. Rosen
Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
Brown Shoe Company, Inc.

We have audited the accompanying consolidated balance sheets of Brown Shoe Company, Inc. as of February 1, 2003 and February 2, 2002 and the related statements of consolidated earnings, shareholders' equity, and cash flows for each of the three years in the period ended February 1, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Brown Shoe Company, Inc. at February 1, 2003 and February 2, 2002 and the consolidated results of its operations and its cash flows for each of the three years in the period ended February 1, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

St. Louis, Missouri
February 26, 2003

SELECTED QUARTERLY INFORMATION (UNAUDITED)

Following is a summary of selected quarterly information (in thousands except per share) for the fiscal years ended February 1, 2003, and February 2, 2002.

	QUARTERS			
	FIRST (13 WEEKS)	SECOND (13 WEEKS)	THIRD (13 WEEKS)	FOURTH (13 WEEKS)
2002				
Net sales	$446,738	$456,255	$486,318	$452,132
Gross profit	180,606	177,837	198,637	183,709
Net earnings	7,633	7,169	21,022	9,348
Per share of common stock:				
Net earnings—basic	.44	.41	1.21	.54
Net earnings—diluted	.43	.40	1.18	.51
Dividends paid	.10	.10	.10	.10
Market value:				
High	21.00	28.10	22.00	28.80
Low	14.95	19.93	14.39	20.00
2001				
Net sales	$436,138	$442,079	$462,361	$415,270
Gross profit	175,048	169,544	181,487	140,220
Net earnings (loss)	6,411	5,795	11,851	(28,019)
Per share of common stock:				
Net earnings (loss)—basic	.37	.34	.69	(1.63)
Net earnings (loss)—diluted	.36	.33	.68	(1.63)
Dividends paid	.10	.10	.10	.10
Market value:				
High	19.91	20.26	15.85	17.01
Low	16.08	15.20	10.27	11.30

Note 1: Results for the fourth quarter of fiscal 2002 include $1.2 million of aftertax nonrecurring recoveries related to charges recorded in fiscal 2001.

Note 2: Results for the fourth quarter of fiscal 2001 include aftertax nonrecurring charges totaling $32.2 million for the closing of Naturalizer retail stores, inventory markdowns at Famous Footwear, management transition at Famous Footwear, severance costs to implement a Shared Services administrative platform, the write-off of goodwill in the Company's e-commerce business and the loss associated with the early retirement of debt.

Note 3: The sum of the quarterly Earnings per Common Share in fiscal 2001 does not equal the reported annual Earnings per Share due to the loss in the fourth quarter, which requires the use of Basic average shares outstanding so as not to be anti-dilutive.

Directors' and Officers' Liability Insurance: The New York Business Corporation Act requires that New York corporations provide information to their shareholders regarding any policies of directors' and officers' liability insurance which have been purchased or renewed. Accordingly, notice is hereby given that on October 31, 1998, the Company purchased, for a three-year term, policies of directors' and officers' liability insurance from Federal Insurance Company, a member of the Chubb Insurance Group and National Union Fire Insurance Company. These policies cover all duly elected directors and all duly elected or appointed officers of Brown Shoe Company, Inc. and its subsidiary companies.The policy premium for the three-year term is $312,000. In October 1999, the Company extended the above policy for one additional year. The premium for the additional year is $114,000. In November 2000, the Company extended the above policy for an additional year through October 31, 2003. The premium for this additional year is $122,900. To date, no claims have been paid under any policy of directors' and officers' liability insurance.

EXECUTIVE LEADERSHIP TEAM

RONALD A. FROMM
Chairman of the Board, President and Chief Executive Officer

DAVID H. SCHWARTZ
Chief Operating Officer and President, Brown Shoe International

ANDREW M. ROSEN
Chief Financial Officer, Senior Vice President and Treasurer

JOSEPH W. WOOD
President, Famous Footwear

GARY M. RICH
President, Brown Shoe Wholesale

BYRON D. NORFLEET
President, Naturalizer

W. BRADLEY ADAMS
Senior Vice President and General Manager, Naturalizer Retail
Naturalizer division

JAMES W. ANDERSON
Senior Vice President, Finance
Brown Shoe Wholesale division

RICHARD M. AUSICK
Senior Vice President and Chief Merchandise Officer
Famous Footwear division

SCOTT W. COOPER
Senior Vice President, Marketing

ELIZABETH A. FAGAN
Vice President, Corporate Communications

KENNETH W. GILBERTSON
President, Brown Shoe Canada
Brown Shoe International division

CHARLES C. GILLMAN
President, Worldwide Sourcing

TIMOTHY R. HEARD
Senior Vice President, International Business Development
Brown Shoe International division

JOCELYN S. HEBERT
Senior Vice President, Wholesale
Naturalizer division

HOWARD B. HERMAN
Senior Vice President and General Manager, International Sales and Licensing
Brown Shoe International division

H. CLAYTON JENKINS
Senior Vice President and General Manager, Women's
Brown Shoe Wholesale division

DOUGLAS W. KOCH
Senior Vice President, Human Resources

J. MARTIN LANG
Senior Vice President and Chief Financial Officer
Famous Footwear division

PAUL M. MALUTINOK
Senior Vice President, Strategic Planning

JOHN R. MAZURK
Senior Vice President, Retail Sales
Famous Footwear division

BRIAN K. MINNIX
Vice President, Planning and Allocation
Famous Footwear division

MICHAEL I. OBERLANDER
Vice President, General Counsel and Corporate Secretary

RICHARD T. PRICE
Senior Vice President, Information Systems and Technology

MARCI K. RANGER
Vice President, Brand Marketing and Licensing
Brown Shoe Wholesale division

JAMES M. ROE
Senior Vice President, Real Estate

JEFFREY M. SANDERS
Senior Vice President and General Manager, LifeStride
Brown Shoe Wholesale division

MARK J. SCHAUSTER
Senior Vice President and Director, Product Development
Naturalizer division

RICHARD C. SCHUMACHER
Senior Vice President and Chief Accounting Officer

PAUL M. SHAPIRO
Senior Vice President and General Manager, Buster Brown & Co.
Brown Shoe Wholesale division

ROBERT E. STADLER, JR.
Senior Vice President, Administration

BOARD OF DIRECTORS

RONALD A. FROMM (1)
Chairman of the Board, President and
Chief Executive Officer

JOSEPH L. BOWER (3,4)
Donald Kirk David Professor
of Business Administration
Harvard Business School

JULIE C. ESREY (2,4)
Retired International Economist and
Director of various organizations

RICHARD A. LIDDY (1,2,4)
Retired Chairman of the Board,
GenAmerica Financial Corporation

JOHN PETERS MACCARTHY (3,4)
Retired Chairman of the Board and
Chief Executive Officer, Boatmen's
Trust Company

PATRICIA G. MCGINNIS (3)
President and Chief Executive Officer,
The Council for Excellence
in Government

W. PATRICK MCGINNIS (2,3)
President and Chief Executive
Officer, Nestlé Purina
PetCare Company

JERRY E. RITTER (1,2)
Retired Executive Vice President of
Anheuser-Busch Companies, Inc.

(1) Member of the Executive Committee
(2) Member of the Audit Committee
(3) Member of the Compensation Committee
(4) Member of the Governance and Nominating Committee

CORPORATE HEADQUARTERS
Brown Shoe Company, Inc.
8300 Maryland Avenue
St. Louis, Missouri 63105-3693

Mailing Address:
Post Office Box 29
St. Louis, Missouri 63166-0029

Telephone: (314) 854-4000
Fax: (314) 854-4274
E-mail: info@brownshoe.com

INTERNET ADDRESS
www.brownshoe.com

ANNUAL MEETING
11:00 a.m. Central Daylight Time
Thursday, May 22, 2003
Brown Shoe Company, Inc.
Corporate Headquarters

STOCK LISTED
BWS LISTED NYSE Brown Shoe stock is listed on the New York Stock Exchange and the Chicago Stock Exchange (ticker symbol BWS).

NUMBER OF SHAREHOLDERS OF RECORD
5,100

NUMBER OF EMPLOYEES
12,000

INDEPENDENT AUDITORS
Ernst & Young LLP
St. Louis, Missouri

TRANSFER AGENT/REGISTRAR/DIVIDEND DISBURSING AGENT

Mailing Address for
First Class/Registered mail:
EquiServe Trust Company, N.A.
Shareholder Services
Post Office Box 43069
Providence, RI 02940-3069

Mailing Address for Overnight Mail and Express Packages:
EquiServe Trust Company, N.A.
150 Royall Street
Canton, MA 02021

Telephone:
Within U.S. (800) 446-2617
Outside U.S. (781) 575-2723

Hearing Impaired Telephone:
Within U.S. (800) 952-9245
Outside U.S. (781) 575-2692

For questions and e-mail contacts via the Internet: www.equiserve.com

DIVIDEND REINVESTMENT PLAN
The Dividend Reinvestment Plan provides a means of automatic dividend reinvestment and includes a provision for voluntary investment of additional cash. For a prospectus and enrollment form, contact EquiServe (address above).

DIRECT DEPOSIT OF DIVIDENDS
Registered shareholders may have their quarterly dividend checks deposited directly to their bank accounts. For more information or to request an enrollment form, contact EquiServe (address above).

TRUSTEE OF DEBENTURES
State Street Bank and Trust Company
c/o UMB Bank & Trust, N.A.
2 South Broadway, Suite 435
St. Louis, MO 63102
(314) 612-8483

ADDITIONAL INFORMATION

ON THE INTERNET:
You can access financial and other information such as significant news releases, Forms 10-K and 10-Q, and product information, on the Internet at www.brownshoe.com

BY CALLING OR WRITING:
You can also request that any of these materials be mailed to you at no charge by calling or writing:

Brown Shoe Company, Inc.
Investor Relations Office
Post Office Box 29
St. Louis, Missouri 63166-0029
(314) 854-4000

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HERE, YOU'LL FIND BUSTER BROWN SHOES, RETAILER LOCATIONS, AND A SPECIAL KIDS' SECTION WITH FUN GAMES AND ACTIVITIES.

shoes.com

AN ONLINE MEGA STORE, CARRYING MORE THAN 150 LEADING FOOTWEAR BRANDS AND THOUSANDS OF THE LATEST STYLES.

PHOTOGRAPHY: STEVE ADAMS STUDIO   KUHLMANN STUDIO   MATTHEW O'SHEA PHOTOGRAPHY   DESIGN: BROWN CREATIVE



BROWN SHOE COMPANY, INC.
8300 MARYLAND AVENUE
SAINT LOUIS, MISSOURI 63105